Form 10-K405, Exhibit 13
period 1996-12-31
SILICON GAMING INC
filed 1997-03-28
CIK 1013170

                                                                   EXHIBIT 13.1

SELECTED CONSOLIDATED FINANCIAL DATA
------------------------------------

                                  Period from                                                                      Cumulative from
                             inception (July 27,                                                                 Inception (July 27,
(In thousands, except per       1993) through       Year Ended         Nine Months Ended          Year Ended         1993) through
 share amounts)                 March 31, 1994    March 31, 1995    December 31, 1995/(1)/    December 31, 1996    December 31, 1996

------------------------------------------------------------------------------------------------------------------------------------

Statement of Operations Data:
Loss from operations             $140            $1,851             $ 4,059                   $   14,533            $20,583
Net loss                          140             1,866               3,974                       13,634             19,614
Net loss per share/(2)/                                               (0.48)                       (1.36)


                                                            March 31                                     December 31
                                                 -----------------------------------------------------------------------------------

(In thousands)                                     1994                     1995                1995/(1)/             1996
------------------------------------------------------------------------------------------------------------------------------------

Balance Sheet Data:
Cash and equivalents                              $  36                   $   241           $    2,399               $25,583
Short-term investments                               --                        --                   --                 9,683
Working capital                                    (169)                   (1,253)               2,027                34,203
Total assets                                         67                       486                3,486                39,646
Long-term debt                                       --                        --                  272                   778
Redeemable Convertible Preferred Stock               --                       967                8,496                 6,455
Total shareholders' equity (deficiency)            (138)                   (2,003)              (5,946)               30,061


/(1)/ Effective April 1, 1995, the Company changed its fiscal year end from March 31 to December 31.

/(2)/ See Note 1 of Notes to Consolidated Financial Statements for an explanation of the method used to determine the number of shares used in the computation of net loss per share.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

                             SILICON GAMING, INC.
                         (A DEVELOPMENT STAGE COMPANY)

OVERVIEW

THIS DISCUSSION INCLUDES A NUMBER OF FORWARD-LOOKING STATEMENTS WHICH REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, INCLUDING THOSE REFERRED TO IN THE RISK FACTORS SECTION BELOW AND ELSEWHERE HEREIN AND CONTAINED IN THE COMPANY'S PREVIOUSLY FILED FORM 10 AND FORM S-1 REGISTRATION STATEMENTS, THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM HISTORICAL RESULTS OR THOSE ANTICIPATED. IN THIS DISCUSSION, THE WORDS "ANTICIPATES," "BELIEVES," "EXPECTS," "INTENDS," "FUTURE" AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF.

The following discussion should be read in conjunction with the audited consolidated financial statements and notes thereto included in this Annual Report.

The Company was incorporated on July 27, 1993 to design, develop, manufacture and distribute interactive gaming devices that implement advanced multimedia technologies using state-of-the-art, off-the-shelf components. Since its formation, the Company has been in the development stage, and its principal activities have consisted of assembling a technical, marketing and executive staff, developing its gaming platform, raising capital, and initiating applications for regulatory approvals in Nevada and other jurisdictions to manufacture and distribute its gaming devices. To date, the Company has generated no sales or other revenue and has had negative operating cash flows.

The Company's first commercial product was approved for product field testing in Nevada in December 1996. Following the completion of field testing, the product was approved for sale to licensed casinos in Nevada by the Nevada Gaming Commission on March 20, 1997. Accordingly, the Company is now commencing the next phase in its transition to making commercial sales of its product. Consistent with industry practice, the Company's product will first be installed on a trial basis on casino floors for a period of 45 days before a sales decision is made by the customer. In the fourth quarter of 1996, the Company commenced manufacture of commercial units and, in 1997, the Company intends to transition from the development stage to commercial distribution of its product. The Company plans to limit the number of machines it sells in 1997, however, in order to carefully monitor reactions to its platform, game software and product support features. In 1998, the Company expects to broadly market and sell its product; thus, the Company believes that 1998 will be the first year in which a reasonable assessment can be made of its product's commercial potential. Future revenue, profits, and cash flows will depend on market acceptance of the Company's product, the ability of such product to generate higher revenue for casinos as compared to competitive products and the technical performance of the Company's product. The Company's success will also depend on, among other factors, the Company's ability to attract, retain and motivate qualified personnel and meet all the initial and ongoing licensing requirements in key jurisdictions.

Effective April 1, 1995, the Company changed its fiscal year end from March 31 to December 31. Accordingly, the period ended December 31, 1995 is a nine-month period.

RESULTS OF OPERATIONS

The Company is in the development stage and has not generated any revenue to date. As of December 31, 1996, the Company had net losses since inception of $19,614,000. To date, the Company has focused its resources on product development, including system hardware and software, game concept development and software coding, hiring additional marketing and administrative staff, ramping up its marketing activities and starting up the manufacturing operations. In addition to increasing expenditures in research and development, the Company will need to incur significant expenses and other costs associated with the commencement of manufacturing operations and building sales, support and administrative infrastructure. During 1996, units were manufactured primarily for testing and engineering, game development, licensing approval and regulatory field trials. In the fourth quarter of 1996, the Company commenced manufacture of units for commercial distribution, although volume shipments are not expected to commence until the second quarter of 1997. The Company did not generate any product sales or any revenue from other sources in 1996. The Company's plan for 1997 is to limit the number of machines it sells so that it can collect feedback from casino operators and gaming patrons before commencing a full roll-out of its product. Accordingly, the Company expects only limited revenue in 1997 and expects to incur substantial losses and negative operating cash flows at least through the second quarter of 1998.

Amounts for the year ended March 31, 1995, the nine-month period ended December 31, 1995, and the year ended December 31, 1996 may not be comparable due to the Company's change in fiscal year-end. The Company believes that operating expenses will increase in the future as it continues to develop its product and emerges from the development stage to begin commercial operations, including manufacturing, marketing and sales. Accordingly, the Company expects that future results will differ materially from, and may not be comparable to, prior periods.


Research and Development
------------------------
Research and development ("R&D") expenses include payroll and related costs of employees engaged in ongoing design and development activities, fees to outside contractors, early prototype development expenses, overhead costs, equipment depreciation and costs of supplies. To date, the Company has expensed all costs associated with the research, design and development of its product. R&D expenses were $1,539,000, $3,137,000 and $7,030,000 for the year ended March 31, 1995, the nine-month period ended December 31, 1995, and the year ended December 31, 1996, respectively. Increases over the periods have resulted from the incremental hiring of personnel, increased usage of engineering consultants and license fees and similar costs associated with the acquisition of outside technologies. The Company believes that a significant level of R&D expense is required due to the technical nature of the product and the elaborate requirements of the game development process. Accordingly, the Company anticipates devoting substantial resources, including additional personnel, to R&D and that these costs will continue to increase in absolute dollars in future periods.

Manufacturing Development
-------------------------
Manufacturing development expenses include payroll and related costs for manufacturing personnel, overhead costs, reserves against inventory and depreciation. In the fourth quarter of 1996, the Company completed initial development of its manufacturing process and commenced commercial production. Manufacturing development expenses were $2,458,000 for the year ended December 31, 1996. There were no manufacturing development expenses in prior periods. Manufacturing expenses are expected to increase through 1997 as the Company expands its manufacturing capacity and infrastructure to produce its product in commercial quantities. Upon commencement of sales of its product, manufacturing costs will be matched to the corresponding revenue or included in inventory prior to product sale. Due to the significant resources required to manufacture its product and the early stage of its manufacturing processes, the Company believes the fixed costs associated with its manufacturing activities will increase significantly in absolute dollars in future periods.

Selling, General and Administrative
-----------------------------------
Selling, general and administrative ("SG&A") expenses include payroll and related costs for administrative and executive personnel and sales and marketing personnel, overhead costs, legal and associated costs, costs associated with obtaining corporate and product licenses in various jurisdictions and fees for professional services. SG&A expenses were $312,000, $922,000 and $5,045,000 for the year ended March 31, 1995, the nine-month period ended December 31, 1995, and the year ended December 31, 1996, respectively. Increases over the periods result from the incremental hiring of personnel and expenses associated with applying for corporate and product licensing in various jurisdictions. SG&A expenses are expected to increase substantially in absolute dollars as the Company invests in sales and marketing activities to launch its product and in administrative personnel to support its growing infrastructure and comply with regulatory requirements.

Income Taxes
------------
The Company has not been required to pay income taxes due to its net operating losses in each period since inception. As of December 31, 1996, the Company had net operating loss carryforwards of approximately $18,600,000 for federal purposes and $17,200,000 for state purposes. These loss carryforwards will expire beginning in 2000, if not utilized. The Company also has R&D credit carryforwards of approximately $490,000 for federal and state purposes as of December 31, 1996, which expire beginning in 2010. A valuation allowance has been recorded for these deferred tax assets as a result of uncertainties regarding the realization of these assets due to the lack of earnings history of the Company. Due to changes in ownership, as defined by Section 382 of the Internal Revenue Code, that may have resulted from the sale of Series B and Series C Redeemable Convertible Preferred Stock in private placements and the sale of Common Stock in the Company's initial public offering, the annual deductibility of a substantial portion of the federal net operating loss and tax credit carryforwards may be limited. See Note 7 of Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

To date, the Company has financed its operations primarily through the issuance of Common Stock in its initial public offering, private placements of Redeemable Convertible Preferred Stock and loans from shareholders which were subsequently converted to Redeemable Convertible Preferred Stock. In August 1996, the Company completed its initial public offering, in which the Company received proceeds, net of underwriting discounts and offering expenses, of $32,855,000. Through December 31, 1996, the amounts raised in the private placements of Redeemable Convertible Preferred Stock, net of issuance costs, totaled $22,943,000. As of December 31, 1996, the Company had $35,266,000 of cash and cash equivalents and short-term investments to fund operations.

The Company's operating activities used cash of $1,696,000, $3,731,000 and $11,991,000 for the year ended March 31, 1995, the nine-month period ended December 31, 1995 and the year ended December 31, 1996, respectively. Cash used in operating activities primarily reflects net losses, partially offset by depreciation and amortization and changes to working capital.

From inception through December 31, 1996, the Company acquired a total of $3,930,000 in fixed assets, primarily computer equipment, of which $1.0 million was financed under a capital lease.

In the future, the Company expects to significantly increase cash used in operating activities in order to commence commercial production and distribution of its product, enhance manufacturing capabilities, expand sales and support operations, increase research and development activities and add administrative infrastructure. The Company believes that its cash on hand will be sufficient to meet its anticipated cash needs for working capital, capital expenditures and business expansion. However, the Company may need to raise additional funds to finance more rapid expansion, to develop its product, to respond to competitive pressures or to acquire complementary products, businesses or technologies. No assurance can be given that additional financing will be available or that, if available, it will be available on terms acceptable to the Company or its shareholders. If adequate funds are not available to satisfy either the short-term or long-term capital requirements, the Company may be required to limit its operations significantly. The Company's capital requirements will depend on many factors, including, but not limited to, the rate at which the Company can introduce its product, the market acceptance and competitive position of such product, the response of competitors to the Company's product, and the ability of the Company to satisfy the licensing requirements in various jurisdictions applicable to the Company, its product, and in some jurisdictions, its officers, directors, employees or principal shareholders.

RISK FACTORS

SINGLE PRODUCT; RISK OF TECHNICAL ERRORS; UNCERTAIN MARKET ACCEPTANCE. The Company's success will depend on the success of a single product. There can be no assurance that a substantial technical difficulty with, or an undetected error in, the Company's software or hardware will not arise, possibly resulting in unanticipated costs, production delays, temporary revocation of existing product licenses or delays in future product licensing.

To achieve commercial success, the Company's gaming platform must be accepted both by casino operators and by gaming patrons. Because acceptance of the platform by casino operators will ultimately depend on win per machine, the Company believes that its ultimate success will depend on player acceptance. The Company has performed only limited market studies to support its belief that its platform design will be perceived by slot players as an improvement in slot machine design, and there can be no assurance that its gaming platform will be accepted by casino patrons. Player preferences are highly subjective, vary substantially among geographic and demographic markets and are subject to unpredictable change. Because the Company's gaming platform contains features not found on traditional slot machines, it may not appeal to the player for whom familiarity and predictability are an important consideration. As a new and relatively small entrant in a market dominated by larger companies, the Company believes that its success will require that its gaming platform demonstrate superior, as opposed to merely comparable, win per machine when compared to traditional slot machines and other gaming platforms offered by more established competitors. The Company also believes its product must have superior performance since its price is expected to exceed that of its competitors' products. Although several casinos have agreed to install and evaluate the Company's gaming platform, any purchases of gaming platforms by such casinos, or by others that may conduct similar evaluations in the future, will likely require that the Company's machine outperform competing machines on the casino floor. If the Company's gaming platform does not perform well in its initial evaluations, the Company's business, financial condition and results of operations will be materially and adversely affected, and investors will be exposed to the risk of loss of at least a portion of their investment.

REGULATORY APPROVAL. The Company will be required to obtain the necessary licenses, approvals, findings of suitability and product approvals in all jurisdictions in which it intends to distribute its product. The licensing and approval processes can involve extensive investigation into the Company and its officers, directors, employees, principal shareholders and product, and can require significant expenditures of time and resources by the Company. The Company and certain of its subsidiaries have been approved as manufacturers and distributors of gaming devices in Nevada, Mississippi, Missouri and Colorado. The Company has also applied for the requisite corporate and individual approvals in New Jersey and intends to file for the requisite approvals in other jurisdictions wherein its product can be legally sold. The Company's gaming platform was approved for sale in Nevada on March 20, 1997. In addition, the Company has submitted its product for testing in Mississippi and New Jersey and with Gaming Laboratories International, Inc., an independent testing facility located in Tom's River, New Jersey. There can be no assurance that the Company's product will be approved in any additional jurisdiction other than Nevada. The regulations relating to Company and product licensing are subject to change, and other jurisdictions, including the federal government, may elect to regulate or tax gaming activities. The Company cannot predict the nature of any such changes or their impact on the Company.

Any beneficial holder of the Company's Common Stock may be subject to investigation by any gaming authority in any jurisdiction in which the Company does business if such authorities have reason to believe that such ownership may be inconsistent with the gaming policies of that jurisdiction. Persons who acquire beneficial ownership of more than certain designated percentages of the Common Stock may be subject to certain reporting and qualification procedures. In addition, changes in control of the Company and certain other corporate transactions may not be effected without the prior approval of gaming authorities in other jurisdictions in which the Company plans to do business. Such provisions could adversely affect the marketability of the Company's Common Stock or prevent certain corporate transactions, including mergers or other business combinations.

In the future, the Company intends to store its game software and Machine Management System/TM/ on a writeable internal hard disk drive that will enhance data storage and facilitate upgrades to game software. Current technical standards in Nevada and Colorado prohibit the storage of software affecting game outcome in a medium that can be altered through the circuitry or programming of the gaming device. Accordingly, implementation of a writeable internal disk drive will require a modification to the applicable technical standard or any similar regulations of any other jurisdictions where the Company intends to sell its machine. Although the Company believes that the Nevada gaming authorities may modify the technical standard in the near future in a manner that will permit the implementation of the Company's current design, there can be no assurance that such modification will occur in the near future or at all, or that a similar modification will be made to the regulations of any other jurisdiction. Moreover, any such modification will be subject to administrative procedures in Nevada that allow for comment by certain parties currently licensed under Nevada gaming regulations. Thus, certain existing or potential competitors of the Company will have the opportunity to object to modifications to the technical standard that may be necessary to permit the Company to implement a writeable hard disk design. There can be no assurance that such objection will not affect the outcome of this administrative procedure in a manner that would prevent the Company's implementation of its current platform design. The Company has altered its product to comply with existing regulations in Nevada by disabling the write feature of its hard drive in a manner that could not be changed without violating the integrity of the machine. Although this alternative limits the machine's ability to store substantial quantities of game history data during play and the ease of software upgrades, the Company does not believe that this alternative affects the actual play characteristics of the Company's games or the operation of the Machine Management System./TM/

DEVELOPMENT STAGE COMPANY; EXPECTATION OF LOSSES; NEGATIVE CASH FLOWS. The Company was founded in July 1993 and, as a development stage company, has not yet generated revenue from product sales or other sources. As of December 31, 1996, the Company had cumulative net losses since inception of $19,614,000, and the Company expects to continue to incur substantial losses and negative operating cash flows at least through mid-1998. There can be no assurance that the Company will become profitable or cash flow positive at any time in the future. The likelihood of the success of the Company must be considered in light of the expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business and the competitive and regulatory environment in which the Company must operate. In particular, the Company's operations to date have focused primarily on product development, and the Company has little or no experience in the areas of manufacturing, sales, product distribution or customer support. It is not possible to estimate future operating expenses and revenue based upon historical operating performance. Operating results will depend, in part, on matters over which the Company has no control, including, without limitation, general economic conditions, gaming regulations and taxes, the ability of the Company to obtain the licenses necessary to conduct its business, competition, the actual number of orders for its product and the availability of qualified personnel.

COMPETITION. The gaming machine industry is characterized by intense competition, which is based on, among other things, a device's ability to generate win per machine through product appeal to players, knowledge of customer requirements such as ease of use, ease of service, support and training, distribution, name recognition and price. In recent years, the gaming machine market has been dominated by International Game Technology ("IGT") which, according to industry sources, captured approximately 75% of the market in 1996. Because of its extensive market presence, distribution capacity, player acceptance and financial, technological and other resources, IGT represents formidable competition. Several other companies, including Bally Gaming International, Inc., are established in, or are seeking to enter, the gaming machine business. Companies in historically unrelated industries, such as Sega Enterprises LTD ("Sega"), have technological resources that could offer them a competitive advantage in developing multimedia-based gaming machines. In general, the Company's existing competitors, as well as many potential new competitors, have significantly greater financial and technical resources than the Company, as well as more established customer bases and distribution channels, which may allow them to move rapidly into the Company's market and acquire significant market share. Increased competition could result in price reductions, reduced operating margins and loss of market share, any of which could materially and adversely affect the Company's business, operating results or financial condition. Furthermore, any success the Company might have may benefit existing competitors and induce new competitors to enter the market. There can be no assurance that the Company will be a successful competitor in the gaming machine industry.

MANAGEMENT OF GROWTH. Execution of the Company's plan of operation will require significant growth. The Company's current plans for growth will place a significant strain on the Company's financial, managerial and other resources. The Company's ability to manage its growth effectively will require it to continue to improve its operational, financial and management information systems and to attract, motivate and train key employees. If the Company's executives are unable to manage growth effectively, the Company's business, operating results and financial condition would be materially and adversely affected.

DEPENDENCE ON KEY PERSONNEL. The operations of the Company depend a great extent on the management efforts of its officers and other key personnel and on the ability to attract new key personnel and retain existing key personnel. Competition is intense for highly skilled product development employees in particular. There can be no assurance that the Company will be successful in attracting and retaining such personnel or that it can avoid increased costs in order to do so. In addition, the Company's officers and key employees are not bound by noncompetition agreements that extend beyond their employment at the Company, and there can be no assurance that employees will not leave the Company or compete against the Company. The Company's failure to attract additional qualified employees or to retain the services of key personnel could have a material adverse effect on the Company's operating results and financial condition. The Company currently maintains a "key-man" life insurance policy in the amount of $3 million on the life of Andrew S. Pascal, the Company's Executive Vice President-Marketing and Game Development.

LIMITED PROTECTION OF INTELLECTUAL PROPERTY RIGHTS; RISK OF LITIGATION. The Company regards its product as proprietary and relies primarily on a combination of trademark, copyright and trade secret laws and employee and third-party nondisclosure agreements to protect its proprietary rights. Defense of intellectual property rights can be difficult and costly, and there can be no assurance that the company will be able effectively to protect its technology from misappropriation by competitors. In addition, the protections offered by trademark, copyright and trade secret laws would not prevent a competitor from designing games having appearance and functionality that closely resemble the company's games. At present, the company's principal proprietary technology consists of its game authentication algorithm, which is designed to inhibit the ability of any person to tamper with the game software resident in its product, and its random number generator algorithm, which determines the outcome of each gaming proposition. While the company believes that these algorithms are unique at present, the algorithms are not patented, and there can be no assurance that a competitor of the company will not succeed in developing an authentication algorithm or a random number generator algorithm that performs as well as, or better than, the company's. Although the company has applied for a U.S. patent with respect to its authentication algorithm, there can be no assurance that such patent will be issued or, if issued, that such patent will not be successfully challenged in subsequent litigation.

As the number of software products in the industry increases and the functionality of these products further overlaps, software developers and publishers may increasingly become subject to infringement claims. The Company may also become subject to infringement claims, with or without merit, that are brought by competitors who are motivated by a desire to disrupt the Company's business. Although the Company is not currently aware of any claim that it is infringing upon any of its intellectual property rights, there can be no assurance that the Company will not face claims, with or without merit, in the future. Any such claims or litigation could be costly and could result in a diversion of management's attention, which could have a material adverse effect on the Company's business and financial condition. Any settlement of such claims or adverse determinations in such litigation could also have a material adverse effect on the Company's business, operating results and financial condition.

RAPIDLY CHANGING TECHNOLOGY. The Company's product utilizes hardware components that have been developed primarily for the personal computer and multimedia industries. These industries are characterized by rapid technological change and product enhancements. The Company's ability to remain competitive and retain any technological lead may depend in part upon its ability to continually develop new slot machine games that take full advantage of the technological possibilities of state-of-the-art hardware. Should any current or potential competitor of the Company succeed in developing a competing software-based gaming platform, such competitor could be in a position to outperform the Company in its ability to exploit developments in microprocessor, video or other multimedia technology. The emergence of a suite of slot machine games that is superior to the Company's in any respect could substantially diminish the Company's product sales and thereby have a material adverse effect on the Company's operating results.

CAPITAL REQUIREMENTS. The Company believes that its cash and equivalents and short-term investments will be sufficient to fund its capital and operating requirements. No assurance can be given, however, that the Company will not be required to seek additional financing to fund its operations. In that event, there can be no assurance that the Company will be able to obtain such financing, or that, if it is able to obtain such financing, it will be able to do so on satisfactory terms or on a timely basis. If additional funds are raised through the issuance of equity, convertible debt or similar securities, the percentage of ownership of the Company's shareholders will be reduced, shareholders may experience additional dilution, and such securities may have rights or preferences senior to those of the Common Stock. Moreover, if adequate funds were not available to satisfy the Company's short-term or long-term capital requirements, the Company would be required to limit its operations significantly. The Company's capital requirements will depend on many factors, including, but not limited to, the rate at which the Company can introduce its product, the market acceptance and competitive position of such product, the response of competitors to the product and the ability of the Company's management and its product to satisfy the corporate licensing and product licensing requirements in various jurisdictions.

LIMITED MANUFACTURING EXPERIENCE. In order for the Company to be successful, its product must be manufactured to meet high quality standards in commercial quantities at competitive prices. Although the Company has produced small quantities of prototype devices for testing, design, licensing and field testing purposes, it has only recently attempted to manufacture its product for commercial distribution. The transition to commercial manufacturing of the Company's product, either by the Company or by a contract manufacturer, will involve various risks and uncertainties including unforeseen costs or assembly difficulties and the possibility that anticipated efficiencies or economies of scale will fail to materialize as the Company begins manufacturing in greater volumes. A failure by the Company to successfully manage this transition would have a material adverse affect on the Company's business, operating results or financial condition.

DEPENDENCE ON SINGLE-SOURCE SUPPLIERS. The Company currently obtains a number of its system's components from single-source suppliers. In particular, the touchscreen and picture tube that comprise the video display are supplied by MicroTouch Systems, Inc. and Philips Display Components Company, respectively. The Company does not have long-term supply contracts with these suppliers but rather obtains these components on a purchase order basis. Although the design of these components is not unique or proprietary and the Company believes that it could identify alternative sources of supply, if necessary, there can be no assurance that the Company would be able to procure, substitute or produce such components without a significant interruption in its assembly process in the event that these single sources were unable to supply these components. The failure or delay by any supplier to furnish the Company with any such components would have a material adverse effect on the Company's business, financial condition and results of operations.

SLOWING IN TREND TO LEGALIZE GAMING. Growth in demand for slot machines historically has been driven by the opening of new casinos, including casinos in jurisdictions where gaming has recently been legalized. However, in recent years, the legalization of gaming in new jurisdictions has been significantly reduced; therefore, demand based on new openings will be largely limited to new projects in existing markets. There can be no assurance that the slot machine industry will sustain the rate of growth that was possible in the first half of this decade.

NO DIVIDENDS. The Company has not paid any cash dividends in the past and does not expect to do so in the foreseeable future.

                             SILICON GAMING, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                          CONSOLIDATED BALANCE SHEETS



                                                             December 31,
(In thousands, except share                        -----------------------------
 and per share amounts)                                 1995             1996
--------------------------------------------------------------------------------
ASSETS:

Current Assets:
 Cash and equivalents                              $     2,399         $ 25,583
 Short-term investments                                      -            9,683
 Inventory                                                   -              477
 Prepaids and other                                        292              812
                                                   ----------------------------
  Total current assets                                   2,691           36,555
Property and Equipment, Net                                734            3,046
Other Assets, Net                                           61               45
                                                   ----------------------------
Total                                              $     3,486         $ 39,646
                                                   ============================

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY):

Current Liabilities:
 Accounts payable                                  $       370         $  1,158
 Accrued liabilities                                       239              987
 Current portion of capital lease obligations               55              207
                                                   ----------------------------
  Total current liabilities                                664            2,352
Deferred Rent                                                -              133
Capital Lease Obligations                                  272              645
Commitments (Note 4)
Redeemable Convertible Preferred Stock
  6,884,473 shares authorized at December 31,
    1996; Shares outstanding: December 31, 1995
    --8,534,997; December 31, 1996--6,384,473            8,496            6,455
                                                   ----------------------------
Shareholders' Equity (Deficiency)
 Common Stock, $.001 par value; 50,000,000 shares
   authorized; Shares outstanding: December 31,
   1995--2,737,989; December 31, 1996--10,608,105          109           49,873
 Notes receivable from shareholders                        (75)            (221)
 Unrealized gain on investments                              -               23
 Deficit accumulated during the development stage       (5,980)         (19,614)
                                                   ----------------------------
  Total shareholders' equity (deficiency)               (5,946)          30,061
                                                   ----------------------------
Total                                              $     3,486         $ 39,646
                                                   ============================

See notes to consolidated financial statements.

                             SILICON GAMING, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                     CONSOLIDATED STATEMENT OF OPERATIONS

                                                                                                   Cumulative from
                                                                                                 Inception (July 27,
(In thousands, except per            Year Ended      Nine Months Ended         Year Ended           1993) through
 share amounts)                    March 31, 1995   December 31, 1995      December 31, 1996      December 31, 1996
--------------------------------------------------------------------------------------------------------------------
Operating Expenses:
 Research and development            $   1,539         $  3,137                 $  7,030               $ 11,785
 Manufacturing development                  -                -                     2,458                  2,458
 Selling, general and
  administrative                          312              922                     5,045                  6,340
                                     ------------------------------------------------------------------------------
  Loss from operations                  1,851            4,059                    14,533                 20,583
 Interest income                           (7)             (85)                   (1,016)                (1,108)
 Interest expense                          22                -                        84                    106
 Loss on disposal of fixed asset            -                -                        33                     33
                                     ------------------------------------------------------------------------------
Net Loss                             $  1,866         $  3,974                  $ 13,634               $ 19,614
                                     ==============================================================================
Net Loss Per Share                                       ($0.48)          ($1.36)
                                     ==============================================================================
Shares Used In Computation                                8,292           10,021
                                     ==============================================================================

See notes to consolidated financial statements.

                             SILICON GAMING, INC.
                         (A DEVELOPMENT STAGE COMPANY)

         CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY) PERIOD FROM INCEPTION (JULY 27, 1993) THROUGH DECEMBER 31, 1996

                                                                                    Unrealized   Deficit
                                                                     Notes           Gain on   Accumulated
                                          Common Stock             Receivable       Available-  During the
(In thousands, except share        ----------------------------       from          for-sale   Development
 and per share amounts)            Shares           Amount         Shareholders     Securities    Stage      Total
----------------------------------------------------------------------------------------------------------------------
September 1993-Sale of Common
 Stock to founders at $.001
 per share                          2,000,000         $      3       $       (1)                               $      2
Net loss                                                                                          $   (140)        (140)
                                    ------------------------------------------------------------------------------------
Balances, March 31, 1994            2,000,000         $      3               (1)           -          (140)        (138)
Collection of notes
 receivable                                                                   1                                       1
Net loss                                                                                            (1,866)      (1,866)
                                    -----------------------------------------------------------------------------------
Balances, March 31, 1995            2,000,000                3                -            -        (2,006)      (2,003)
Options exercised during the
 year for cash and notes
 receivable                           716,222               77              (75)                                      2
Common Stock and warrants
 issued to employees and vendors
 for services at $.18 per share       21,767                 4                                                        4
Warrants issued to vendors                                  25                                                       25
Net loss                                                                                            (3,974)      (3,974)
                                    -----------------------------------------------------------------------------------
Balances, December 31, 1995         2,737,989              109              (75)           -        (5,980)      (5,946)
Options exercised for cash
 and notes receivable                 870,979              155             (152)                                      3
Collection of notes
 receivable                                                                   1                                       1
Repurchase of Common Stock
 and cancellation of notes
 receivable                           (39,780)              (5)               5                                       -
Common Stock issued to
 vendors for services at $1.04
  per share                            10,568               11                                                       11
Conversion of Redeemable
 Preferred Stock in conjunction
 with initial public offering       3,528,349           16,748                                                   16,748
Common Stock issued pursuant
 to initial public offering
 in July 1996 at $10.50 per
 share, net of costs  of $3,895     3,500,000           32,855                                                   32,855
Unrealized gain on investments                                            $  23                                      23
Net loss                                                                                           (13,634)     (13,634)
                                   ------------------------------------------------------------------------------------
Balances, December 31, 1996        10,608,105        $ 49,873             $  (221)   $    23      $(19,614)    $ 30,061
                                   ====================================================================================

See notes to consolidated financial statements.

                             SILICON GAMING, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                     CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                                 Cumulative from
                                                                                               Inception (July 27,
                               Year Ended         Nine Months Ended         Year Ended           1993) through
(In thousands)                March 31, 1995      December 31, 1995      December 31, 1996      December 31, 1996
------------------------------------------------------------------------------------------------------------------

Cash Flows from Operating
 Activities:
  Net loss                        $ (1,866)         $ (3,974)               $(13,634)               $(19,614)
  Reconciliation to net cash
   used in operating
   activities:
  Depreciation and
   amortization                         47               136                     668                     852
  Deferred rent                          -                 -                     133                     133
  Common and Preferred Stock
   issued for services                   -                 4                     261                     265
  Accrued interest exchanged
   for Preferred Stock                   -                10                       -                      10
  Loss on sale of property               -                 -                      33                      33
  Changes in assets and
   liabilities:
    Inventory                            -                 -                    (477)                   (477)
    Prepaids and other                 (28)             (264)                   (520)                   (812)
    Other assets, net                   (2)              (30)                      9                     (28)
    Accounts payable                    21               296                     788                   1,158
    Accrued liabilities                132                91                     748                     987
                                ----------------------------------------------------------------------------
      Net cash used in
       operating activities         (1,696)           (3,731)                (11,991)                (17,493)
                                ----------------------------------------------------------------------------

Cash Flows from Investing
 Activities:
  Acquisition of property             (231)             (659)                 (3,013)                 (3,930)
   and equipment
  Proceeds from sale of assets           -                 -                       7                       7
  Purchases of short-term
   investments                           -                 -                 (14,310)                (14,310)
  Sales and maturities of
   short-term investments                -                 -                   4,650                   4,650
                                ----------------------------------------------------------------------------
      Net cash used in
       investing activities            (231)            (659)                (12,666)                (13,583)
                                ----------------------------------------------------------------------------

Cash Flows from Financing
 Activities:
  Sale of Common Stock,
   net of notes receivable                -                2                  32,858                  32,862
  Sale of Redeemable
   Convertible Preferred
   Stock, net of issuance costs         967            5,457                  14,457                  20,881
  Collection of notes receivable          1               12                       1                      14
  Proceeds from notes payable
   to shareholders                    1,300              750                       -                   2,186
  Payment on notes payable to
   shareholders                        (136)               -                       -                    (136)
  Proceeds from
   sale/leaseback of property
   and equipment                          -              333                     667                   1,000
  Repayment of capital lease
   obligation                             -               (6)                   (142)                   (148)
                                ----------------------------------------------------------------------------
      Net cash provided by
       financing activities           2,132            6,548                  47,841                  56,659
                                ----------------------------------------------------------------------------
Net Increase in Cash and
 Equivalents                            205            2,158                  23,184                  25,583
Cash and Equivalents:
 Beginning of period                     36              241                   2,399                       -
                                ----------------------------------------------------------------------------
 End of period                    $     241         $  2,399                $ 25,583                $ 25,583
                                ============================================================================
Supplementary Disclosure of
 Cash Flow Information:
 Cash paid during the period
  for interest                    $       1         $     11                $     70                $     82
                                ============================================================================
Noncash Investing and
 Financing Activities:
  Issuance of Common and
   Preferred Stock for notes
   receivable                     $      25         $     75                $    152                $    252
                                ============================================================================
  Cancellation of stock and
   related note receivable       $        -         $     12                $      5                $     17
                                ============================================================================
  Conversion of note payable
   to shareholder to
   Preferred Stock               $        -         $  2,050                $      -                $  2,050
                                ============================================================================
  Issuance of common warrants    $        -         $     25                $      -                $     25
                                ============================================================================
  Conversion of Preferred Stock
   to Common Stock on initial
   public offering               $        -         $      -                $ 16,748                $ 16,748
                                ============================================================================

See notes to consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES


BUSINESS--Silicon Gaming, Inc. (the Company) was incorporated on July 27, 1993 to develop and market innovative gaming devices through the use of advanced multimedia and interactive technologies.

In May 1996, the Board of Directors of the Company approved a two-for-three reverse split of the outstanding shares of Common Stock which was approved by shareholders and effected in July 1996. All share and per share amounts in these financial statements have been adjusted to reflect this split.

As of December 31, 1996, the Company was a development stage company. Successful completion of the Company's development program and, ultimately, the attainment of profitable operations is dependent upon future events, including obtaining regulatory approval of its products and achieving a level of sales adequate to support the Company's cost structure.

FISCAL YEAR END--Effective April 1, 1995, the Company changed its fiscal year end to December 31 from March 31. Accordingly, the period ended December 31, 1995 is a nine-month period.

Selected financial information for the nine-month periods ended December 31, 1995 and 1996 are as follows :

                                                  Nine Months ended December 31,
                                                --------------------------------
                                                      1995              1996
(In thousands, except per share amounts)                             (unaudited)
--------------------------------------------------------------------------------
Research and development expense                      $ 3,137           $ 5,465
Manufacturing development expense                           -             2,458
Selling, general and administrative expense               922             4,273
Other expense (income)--net                               (85)             (898)
                                                      -------------------------
 Net loss                                             $ 3,974           $11,298
                                                      =========================
 Net loss per share                                    ($0.48)           ($1.09)
 Shares used in computation                             8,292            10,361

CONSOLIDATION--The consolidated financial statements include the Company and its wholly-owned subsidiaries (formed in February 1996) after elimination of intercompany accounts and transactions.

ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS--The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

SHORT-TERM INVESTMENTS--Short-term investments represent debt securities which are stated at fair value. The difference between amortized cost (cost adjusted for amortization of premiums and accretion of discounts which are recognized as adjustments to interest income) and fair value representing the unrealized holding gains and losses are recorded as a separate component of shareholders' equity until realized. While the Company's intent is to hold debt securities to maturity, they are classified as available-for-sale securities because the sale of such securities may be required prior to maturity. Any gains or losses on the sale of debt securities are determined on a specific identification basis.Inventories--Inventories consist of raw materials and work-in-process and are stated at the lower of cost or market on a first-in, first-out basis.

PROPERTY AND EQUIPMENT--Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over estimated useful lives of three to ten years.

RESEARCH AND DEVELOPMENT EXPENSES--Research and development expenses are charged to operations as incurred. In connection with the Company's product development efforts, it develops software applications which are integral to the operation of the product. The costs to develop such software have not been capitalized as the Company believes its current software development process is essentially completed concurrent with the establishment of technological feasibility and/or development of the related hardware.

INCOME TAXES--The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach for financial reporting of income taxes.

STOCK-BASED COMPENSATION--The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, Accounting for Stock Issued to Employees.

NET LOSS PER SHARE--Net loss per share is based on the weighted average number of common shares outstanding subsequent to the Company's initial public offering in 1996. Common share equivalents including stock options, warrants and redeemable convertible preferred stock have been excluded, as their effect would be antidilutive. Pursuant to rules of the Securities and Exchange Commission Staff, all common and common equivalent shares issued by the Company at a price less than the initial public offering price during the 12 months preceding the offering date (using the treasury stock method until shares are issued) have been included in the calculation of common and common equivalent shares outstanding for all periods presented prior to the July 1996 initial public offering.


2. SHORT-TERM INVESTMENTS

Short-term investments consist of the following debt securities as of December 31, 1996:

                                                                       Unrealized   Unrealized
                                                   Amortized   Market    Holding      Holding
(In thousands)                                        Cost     Value      Gains        Losses
----------------------------------------------------------------------------------------------
Available-for-sale corporate debt securities         $ 9,660   $ 9,683      $  28        $  5
                                                    =========================================

Realized gains or losses on sales of available-for-sale securities for the year ended December 31, 1996 were not significant. The cost of securities sold is based on the specific identification method. Fair values are based on quoted market prices obtained from independent brokers. Available-for-sale investments have been classified as current assets as all maturities are within one year.


3. BALANCE SHEET COMPONENTS

Inventory consists of:
                                                              December 31,
                                                       ------------------------
(In thousands)                                            1995           1996
--------------------------------------------------------------------------------
Raw materials                                           $   -          $ 307
Work in progress                                        $   -            170
                                                        ------------------------
                                                        $   -          $ 477
                                                        ========================

Property and equipment consists of:

                                                          December 31,
                                                        ---------------
(In thousands)                                           1995      1996
-----------------------------------------------------------------------
Furniture and fixtures and office equipment             $ 136    $  485
Computer equipment                                        781     2,450
Manufacturing equipment                                     -       581
Leasehold improvements                                      -       156
Construction in progress                                    -       172
                                                        ---------------
                                                          917     3,844
Accumulated depreciation and amortization                (183)     (798)
                                                        ---------------
                                                        $ 734    $3,046
                                                        ===============
Accrued liabilities consists of:
                                                          December 31,
                                                        ---------------
(In thousands)                                           1995      1996
-----------------------------------------------------------------------
Accrued compensation benefits                           $  97    $  642
Other accrued liabilities                                 142       345
                                                        ---------------
                                                        $ 239    $  987
                                                        ===============

4. LEASES


In October 1995, the Company obtained a lease line of credit to acquire up to $1,000,000 of equipment under capital leases with a term of 48 months. The Company granted the leasing company a warrant to purchase 40,936 shares of Common Stock at a price of $1.71 per share; such warrant expires in the year 2002 and may be net-exercised by the holder. The estimated fair value of the warrant, $25,000, has been recorded as a deferred financing cost in other assets, and is being amortized over the term of the related leases. In December 1995 and during 1996, the Company entered into sale/leaseback arrangements under this lease line for equipment with an original cost of $333,000 and $667,000, respectively; no gains or losses were recorded on these transactions.

In September 1995, the Company entered into a facility lease agreement which expires in 2006 and requires the Company to incur at least $175,000 for net leasehold improvements in the first three years of occupancy, which the Company completed in 1996.

Future minimum operating and capital lease commitments at December 31, 1996 are as follows:

                                      Operating
(In thousands)                          Leases   Capital Leases
---------------------------------------------------------------
1997                                    $  391           $  283
1998                                       299              336
1999                                       422              327
2000                                       445               56
2001                                       465                -
Thereafter                               2,110                -
                                        -----------------------
Total minimum lease payments            $4,132            1,002
                                        ======
Amount representing interest                               (150)
                                                         ------
Present value of lease payments                             852
Current portion                                            (207)
                                                         ------
Long-term portion                                        $  645
                                                         ======

Total rent expense (including prorated common area maintenance charges and utilities) for the year ended March 31, 1995, the nine-month period ended December 31, 1995 and the year ended December 31, 1996 was $49,000, $58,000 and $469,000, respectively.

5. REDEEMABLE CONVERTIBLE PREFERRED STOCK

At December 31, 1996, the Company had 1,998,332 shares of Series A1 and 4,386,141 shares of Series B1 Nonvoting Redeemable Convertible Preferred Stock outstanding. Information concerning Redeemable Convertible Preferred Stock transactions follows:

                                                                                Amount, net
                                                                    Shares        of Notes
(In thousands, except share and per share amounts)                Outstanding    receivable
--------------------------------------------------------------------------------------------
Series A:
 Issued May 1994 at $.75 per share for cash                        1,299,998       $    967
 Issued October 1994 at $.75 for notes                                50,000              -
 Cancellation of shares and note in June 1995                        (16,667)             -
 Collection of notes receivable                                            -             12
 Conversion of notes payable at $.75 per share in June 1995        1,666,666          1,250
 Conversion of Series A to Series A1 in April 1996                (1,998,332)        (1,489)
 Conversion to 667,777 shares of Common Stock                     (1,001,665)          (740)

Series A1:
 Conversion of Series A to Series A1 in April 1996                 1,998,332          1,489

Series B:
 Issued August 1995 at $1.14 per share for cash and
  accrued interest                                                 5,535,000          6,267
 Conversion of Series B to Series B1 in April 1996                (4,386,141)        (4,966)
 Conversion to 765,906 shares of Common Stock                     (1,148,859)        (1,301)

Series B1:
 Conversion of Series B to Series B1 in April 1996                 4,386,141          4,966

Series C:
 Issued March 1996 at $5.00 per share for cash                     1,600,000          7,500
 Issued April and May 1996 at $5.00 per share for
  cash and services                                                1,542,000          6,960
 Conversion to 2,094,666 shares of Common Stock                   (3,142,000)       (14,460)
                                                                  -------------------------
Total Balance, December 31, 1996                                   6,384,473       $  6,455
                                                                  =========================

Concurrent with the Company's initial public offering, the authorized number of Preferred Shares was reduced to 6,884,473, including 500,000 shares not designated to a specific series. The rights, preferences and privileges of these 500,000 additional shares of Redeemable Convertible Preferred Stock are subject to the determination of the Board of Directors.

Significant terms of the Series A1 and B1 Redeemable Convertible Preferred Stock are as follows:

Each share is convertible into .6667 shares of Common Stock (subject to adjustment for anti-dilution) at the election of the holder upon at least 75 days notice to the Company.

Shares have no voting rights except as required by law.

At any time after August 2000, the holders of a majority of the then outstanding shares of Redeemable Convertible Preferred Stock may require the Company to redeem for cash the Preferred Shares outstanding over a three-year period at a per-share purchase price equal to the original issue price (subject to certain anti-dilution adjustments) plus all declared but unpaid dividends on such shares. The Company shall redeem the shares of Redeemable Convertible Preferred Stock ratably from the Preferred Shareholders of record on that date.

Dividends may be declared at the discretion of the Board of Directors and are noncumulative. To the extent declared, dividends of $.075 per share for Series A1 and $.114 per share for Series B1 must be paid prior to any dividends on Common Stock. No dividends have been declared through December 31, 1996.

In the event of liquidation, dissolution or winding up of the Company, the Preferred Shareholders shall receive the initial issue price per share plus all declared but unpaid dividends. If the assets and funds to be distributed are insufficient to permit full payment, then the funds shall be distributed on a pro rata basis. Upon completion of this distribution, the holders of the Common Stock will receive a pro rata distribution of any remaining assets of the Company.

Holders of the Redeemable Convertible Preferred Stock have certain registration rights.


6. COMMON STOCK

During 1996, the Board of Directors adopted, and the shareholders approved, an amendment to the Articles of Incorporation to increase the number of authorized shares of Common Stock to 50,000,000. At December 31, 1996, Common Stock was reserved for issuance as follows:

-------------------------------------------------------------------------------
Conversion of outstanding Redeemable Convertible Preferred Stock      4,256,315
Issuable under stock purchase warrants                                  335,379
1994 Stock Option Plan                                                1,279,466
1996 Employee Stock Purchase Plan                                       300,000
1996 Outside Directors Stock Option Plan                                200,000
                                                                      ---------
                                                                      6,371,160
                                                                      =========
Common Stock Offering
---------------------
In August 1996, the Company completed an initial public offering of 3,500,000 shares of Common Stock at a price of $10.50 per share. Concurrent with the initial public offering, all outstanding shares of Series A, B and C Redeemable Convertible Preferred Stock were automatically converted into 3,528,349 shares of Common Stock. The proceeds to the Company from the offering, net of underwriting discounts and offering expenses, were $32,855,000.

Warrants
--------
During 1996 the Company issued warrants to certain financial advisors in connection with its Series C Redeemable Convertible Preferred Stock financing. These warrants are exercisable for 116,666 shares of Common Stock at an exercise price of $7.50 per share. In connection with the initial public offering, the Company issued 5-year warrants to purchase an aggregate of 177,777 shares of Common Stock to other financial advisors at an exercise price of $12.60 per share. Warrants to purchase 40,936 shares of Common Stock at an exercise price of $1.71 were issued to a leasing company in 1995 in connection with a lease line of credit (See Note 4). All warrants expire in 2001.

Stock Option Plans
------------------
Under the 1994 Stock Option Plan (the "Option Plan"), the Company may grant incentive or nonstatutory stock options up to 2,866,666 shares of Common Stock to employees, directors and consultants at prices not less than fair market value for incentive stock options and not less than 85% of fair market value for nonstatutory stock options. These options generally expire five to ten years from the date of grant. Options normally vest at a rate of 25% on the first anniversary of the grant date and 1/48 per month thereafter and may be exercised at any time, subject to the Company's right to repurchase unvested shares at the original exercise price upon termination. During the nine months ended December 31, 1995 and the year ended December 31, 1996, employees exercised options in exchange for notes payable to the Company of $75,000 and $152,000, respectively.

In 1996, the Board of Directors adopted the 1996 Outside Directors Stock Option Plan (the "Directors Plan"). Under this plan, non-employee directors of the Company are automatically granted initial options to purchase 15,000 shares of Common Stock and additional options to purchase 5,000 shares of Common Stock in each subsequent year that such person remains a director of the Company. Options under the Directors Plan have an exercise price equal to fair market value at the grant date, vest at a rate of 1/36 per month over three years and expire 10 years from the date of grant. The number of shares authorized under this plan is 200,000.

Option activity under the 1994 Option Plan and the Directors Plan is as follows:

                                                                   Weighted
                                                Number of           Average
                                                 Shares         Exercise Price
-------------------------------------------------------------------------------
Granted                                           406,667             $ 0.11
                                                ----------------------------
Outstanding, March 31, 1995                       406,667               0.11
Granted (weighted average fair value of $.04)   1,096,333               0.13
Exercised                                        (716,222)              0.11
Cancelled                                         (61,111)              0.11
                                                ----------------------------
Outstanding, December 31, 1995                    725,667               0.14
Granted (weighted average fair value of $2.59)  1,020,063               5.34
Exercised                                        (870,979)              0.18
Cancelled                                         (39,348)              2.22
                                                ----------------------------
Outstanding, December 31, 1996                    835,403             $ 6.35
                                                ============================

Additional information regarding options outstanding as of December 31, 1996, is as follows:

                                   Options Outstanding                               Options Exercisable
                            ----------------------------------       -------------------------------------------------
                                                   Weighted
                                                    Average
                               Number              Remaining           Weighted             Number         Weighted
                             Outstanding          Contractual          Average          Exercisable as      Average
Range of Exercise Prices    as of 12/31/96         Life (yrs)        Exercise Price      of 12/31/96     Exercise Price
-----------------------------------------------------------------------------------------------------------------------
$  0.105  -  $  0.165               33,666                8.33               $ 0.11             33,666           $ 0.11
$  1.500  -  $  1.500              233,994                9.30                 1.50            233,994             1.50
$  4.500  -  $  4.500              148,663                9.41                 4.50            148,663             4.50
$  7.500  -  $  7.500              107,997                9.54                 7.50            107,997             7.50
$  8.750  -  $ 11.625              247,833                8.01                10.13            247,833            10.13
$ 13.375  -  $ 16.625               63,250                9.92                15.13             63,250            15.13
-----------------------------------------------------------------------------------------------------------------------
$  0.105  -  $ 16.625              835,403                8.98               $ 6.35            835,403           $ 6.35
=======================================================================================================================

At December 31, 1996, 540,908 and 140,000 shares were available for future grants under the Option Plan and Directors Plan, respectively. At December 31, 1996, 966,471 shares exercised were subject to repurchase.

Employee Stock Purchase Plan
----------------------------
In 1996, the Board of Directors adopted the 1996 Employee Stock Purchase Plan (the 'Purchase Plan'). Under the Purchase Plan, eligible employees are permitted to purchase shares of Common Stock through salary withholding at a price equal to 85% of the lower of the market value of the stock at the beginning of the 24-month offering period or the end of each six-month purchase period, subject to certain limitations. No shares have been issued under the Purchase Plan as of December 31, 1996; 300,000 shares were reserved for future issuance.

Additional Stock Plan Information
---------------------------------
As discussed in Note 1, the Company continues to account for its stock-based awards using the intrinsic value method in accordance with APB No. 25, Accounting for Stock Issued to Employees, and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements.

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), requires the disclosure of pro forma net income and earnings per share had the Company adopted the fair value method as of the beginning of fiscal 1995. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of the minimum value method for all periods prior to the initial public offering, and subsequently through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the minimum and Black-Scholes option pricing models with the following weighted average assumptions: expected life, 12 months following vesting; stock volatility, 39.2% subsequent to the initial public filing in 1996; risk-free interest rates, 6% in 1995 and 6.7% in 1996; and no dividends during the expected term. The Company's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur. If the computed fair values of the 1995 and 1996 awards had been amortized to expense over the vesting period of the awards, pro forma net loss would have been $3,982,000 ($0.49 per share) in 1995 and $14,345,000 ($1.45 per share) in 1996. However, because options vest over several years and grants prior to 1995 are excluded from these calculations, these amounts may not be representative of the impact on future years' earnings, assuming grants are made in those years.


7. INCOME TAXES

The Company has had losses since inception and therefore has not provided for income taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss and tax credit carryforwards. Significant components of the Company's deferred income tax assets as of December 31, 1995 and 1996 are as follows:

                                                     December 31,
                                                 ------------------
(In thousands)                                      1995       1996
-------------------------------------------------------------------
Net deferred tax assets:
 Net operating losses                            $ 2,031    $ 7,009
 Research and development credits                    150        489
 Capitalized research and development costs          428         87
 Accruals deductible in different periods           (183)       364
 Depreciation and amortization                        53        (88)
                                                 ------------------
                                                   2,479      7,861
Valuation allowance                               (2,479)    (7,861)
                                                 ------------------
Total                                            $     -    $     -
                                                 ==================

Due to the uncertainty surrounding the realization of the benefits of its favorable tax attributes in future tax returns, the Company has fully reserved its net deferred tax assets as of December 31, 1995 and 1996, respectively.

At December 31, 1996, the Company had net operating loss carryforwards of approximately $18,600,000 and $17,200,000 for federal and state income tax purposes, respectively. These carryforwards begin to expire in 2000.

The Company also has research and development credit carryforwards of approximately $240,000 and $250,000 available to offset future federal and state income taxes, respectively, as of December 31, 1996. These carryforwards begin to expire in 2010.

Section 382 of the Internal Revenue Code and the applicable California law impose annual limitations on the use of net operating loss and tax credit carryforwards if there is a change in ownership, as defined, within any three-year period. As a result of certain stock offerings, the annual deductibility of a substantial portion of the federal net operating loss and tax carryforwards may be limited.


8. RELATED PARTIES

For the year ended March 31, 1995, the nine-month period ended December 31, 1995 and the year ended December 31, 1996, the Company paid approximately $166,000, $23,000 and $8,000, respectively, to a partnership in which a founder of the Company is a partner in exchange for management services and administrative support. Additionally, for the year ended March 31, 1995 and the nine-month period ended December 31, 1995, payroll and other expenses, including rent, utilities and travel, amounting to $467,000 and $71,000, respectively, were paid on behalf of the Company by affiliated companies and were subsequently reimbursed by the Company.

UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL DATA
-----------------------------------------------

                                                                      Three Months Ended
                                                   ---------------------------------------------------     Nine-Month
(In thousands, except per share amounts)                 June 30         September 30     December 31        Period
----------------------------------------------------------------------------------------------------------------------
1995:
 Net loss                                               $  (735)            $  (1,321)      $  (1,918)      $  (3,974)
 Net loss per share                                       (0.09)                (0.16)          (0.24)          (0.48)
                                                        =============================================================

                                                                  Three Months Ended
                                             ---------------------------------------------------------------       Total
(In thousands, except per share amounts)      March 31         June 30          September 30     December 31        Year
-------------------------------------------------------------------------------------------------------------------------
1996:
 Net loss                                     $  (2,336)        $  (3,647)        $  (3,705)      $  (3,946)    $  (13,634)
 Net loss per share                               (0.26)            (0.32)            (0.35)          (0.37)         (1.36)
                                              ============================================================================


SHAREHOLDERS' INFORMATION

Stock Price History
                                                                  1996
                                                          ---------------------
(Fiscal Year)                                               High         Low
--------------------------------------------------------------------------------
Third Quarter                                              11           8 1/4
Fourth Quarter                                             17 1/8       9 7/8
                                                           =====================


The preceding table sets forth the high and low closing sale prices as reported on the Nasdaq Stock Market since the Company's initial public offering completed in August 1996.


INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Silicon Gaming, Inc.:

We have audited the accompanying consolidated balance sheets of Silicon Gaming, Inc. (a development stage company) and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, shareholders' equity (deficiency) and cash flows for the year ended March 31, 1995, the nine months ended December 31, 1995, the year ended December 31, 1996 and cumulative from inception (July 27, 1993). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Silicon Gaming, Inc. and subsidiaries at December 31, 1995 and 1996, and the results of their operations and their cash flows for the periods stated above in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP

San Jose, California

January 17, 1997