Form 10-K405, Exhibit 13
period 1997-12-31
SILICON GAMING INC
filed 1998-03-19
CIK 1013170

                                                                    Exhibit 13.1
                                                                    ------------

ITEM 6.  SELECTED CONSOLIDATED FINANCIAL DATA

                                                                                                        PERIOD  FROM
                                                                                                          INCEPTION
                                         YEAR ENDED      YEAR ENDED      NINE MONTHS      YEAR ENDED    (JULY 27 1993)
                                         DECEMBER 31,     DECEMBER         ENDED           MARCH 31,       THROUGH
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)     1997          31, 1996       DECEMBER 31,        1995         MARCH 31,
                                                                            1995(1)                         1994
----------------------------------------------------------------------------------------------------------------------
Statement of Operations Data:
Net sales                               $   9,550         $    -         $    -            $    -         $     -
Loss from operations                       22,984            14,533         4,059             1,851            140
Net loss                                   22,986            13,634         3,974             1,866            140
Basic and diluted net loss per share(2)      2.16              2.54          2.34               -               -
Shares used in computation                 10,666             5,364         1,695               -               -


                                                DECEMBER 31                                           MARCH 31
                                  ---------------------------------------------------------  ---------------------------
(IN THOUSANDS)                            1997                 1996            1995(1)           1995            1994
------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
Cash and equivalents                   $ 16,352              $ 25,583         $  2,399          $   241        $    36
Short-term investments                    4,705                 9,683              -                -               -
Working capital                          25,087                34,203            2,027           (1,253)          (169)
Total assets                             49,038                39,646            3,486              486             67
Long-term debt                              695                   778              272              -               -
Senior Discount Notes                    22,277                   -                -                -               -
Redeemable Convertible Preferred Stock    3,065                 6,455            8,496              967             -
Total shareholders' equity (deficiency)  14,432                 30,061          (5,946)          (2,003)          (138)

(1) Effective April 1, 1995, the Company changed its fiscal year end from March 31 to December 31.

(2) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the method used to determine number of shares used in the computation of basic and diluted net loss per share. Amounts have been restated to comply with Statement of Financial Accounting Standards No. 128, "Earnings per share."

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

  THIS DISCUSSION INCLUDES A NUMBER OF FORWARD-LOOKING STATEMENTS WHICH REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, INCLUDING THOSE REFERRED TO IN THE RISK FACTORS SECTION BELOW AND ELSEWHERE HEREIN AND CONTAINED IN THE COMPANY'S PREVIOUSLY FILED ANNUAL REPORT ON FORM 10-K, THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM HISTORICAL RESULTS OR THOSE ANTICIPATED. IN THIS DISCUSSION, THE WORDS "ANTICIPATES," "BELIEVES," "EXPECTS," "INTENDS," "FUTURE" AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF.

  The Company was incorporated on July 27, 1993 to design, develop, manufacture and distribute interactive gaming devices that implement advanced multimedia technologies using state-of-the-art, off-the-shelf components. Following its formation, the Company's principal activities consisted of assembling a technical, marketing and executive staff, developing its gaming platform and related gaming and support software, raising capital, and processing applications for regulatory approvals in Nevada and other jurisdictions to manufacture and distribute its gaming devices, and establish manufacturing and sales operations. In May 1997, the Company commenced commercial sale of its product; however, the Company experienced a net loss and negative operating cash flow in 1997.

     The Company's first commercial product, Odyssey(TM), was approved for product field testing in Nevada in December 1996. Following the completion of field testing, the product was approved for sale to licensed casinos in Nevada by the Nevada Gaming Commission on March 20, 1997. The Company expanded its licensed jurisdictions to Missouri and Mississippi and Odyssey(TM) was approved for sale by those states' gaming commissions on October 17, 1997 and December 18, 1997, respectively. The Company transitioned from the development stage and generated revenue from the commercial distribution and sale of its product in May 1997.

     The Company limited production and distribution of its product in 1997 in order to carefully monitor reactions to its platform, game software and product support features. In 1998, the Company expects to broaden the marketing, distribution and sale of its product; thus, the Company believes that 1998 will be the first year in which a reasonable assessment can be made of its product's commercial potential. Future revenue, profit, and cash flows will depend on market acceptance of the Company's product, the ability of such product to generate higher revenue for casinos compared to competitive products, and the technical performance of the Company's product. The Company's success will also depend on, among other factors, the Company's ability to attract, retain and motivate qualified personnel and meet all the initial and ongoing licensing requirements in key jurisdictions.

  Effective April 1, 1995, the company changed its fiscal year end from March 31 to December 31. Accordingly, the period ended December 31, 1995 is a nine-month period.

RESULTS OF OPERATIONS

     The Company had a net loss of $22,986,000 for the year ended December 31, 1997. During this period, the Company focused its resources primarily on manufacturing development, building a sales, support and administrative infrastructure, hiring additional marketing and administrative staff, and ramping up its marketing activities. The Company incurred manufacturing development expenses, including direct cost of sales expense and other costs associated with manufacturing operations. The Company expanded its manufacturing and commercial distribution operations to meet the anticipated increase in sales and shipment volume associated with the product rollout. In future periods, the Company expects the focus of its resources to shift from hardware and infrastructure development to software and game development, expanding the library of the Company's suite of games offered to casino patrons.

     The Company had net losses of $13,634,000 and $3,974,000 for the year ended December 31, 1996 and the nine months ended December 31, 1995, respectively. During these periods the Company was in the development stage and focused its resources primarily on research and product development, including system hardware and software, game concept development and software coding, as well as starting up manufacturing operations. During 1996 the Company began manufacturing units initially for testing and engineering, game development, license approval and regulatory field trials. In the fourth quarter of 1996, the Company commenced manufacture of units for commercial distribution. The Company did not generate any product sales or any revenue from other sources in 1996.

     The Company limited the number of units it sold in 1997 to collect feedback from casino operators and gaming patrons before commencing a full rollout of its product in 1998. Accordingly, the Company expects increased revenue in 1998; however, it expects to continue to incur substantial losses and negative operating cash flows at least through the second quarter of 1998. The Company believes that operating expenses will increase in the future as it continues to develop its product and increases commercial operations, including manufacturing, marketing and sales. Accordingly, the Company expects that future results will differ materially from, and may not be comparable to, prior periods.

     REVENUE

     Revenue for the year ended December 31, 1997 was $9,550,000, comprised of $7,636,000 in hardware sales, $567,000 in software license revenue and $1,347,000 in participation revenue. The Company did not have revenue in the year ended December 31, 1996 or the nine months ended December 31, 1995. In 1997, the Company installed 1,501 units in 72 casinos across 3 states. Revenue was recognized on 1,298 units, with the remaining units (net of returns) subject to an initial evaluation period. Due to the early stage of the Company's product cycle, the Company believes the revenue generated from future sales will increase significantly after the full rollout of the Company's product planned for 1998. The Company believes license revenue will increase as a percentage of total revenue and in absolute dollars as the Company's base of installed units continues to increase.

     The Company began commercial sale of its product in May 1997, generating revenue from machine sales direct to customers as well as from software license and participation revenue in the Nevada, Missouri and Mississippi markets. The Company installs units on casino floors through direct sales, as well as on a trial basis, consistent with industry practice. The Company's initial sales of Odyssey include the hardware platform bundled with a suite of six games, play stoppage entertainment and the Machine Management SystemTM. The Company offers two alternative purchase programs, consisting of the sale of hardware bundled with either (1) a single game or a suite of games or (2) a renewable one-year software license, including access to the Company's entire game library for the term of the license. In addition, the Company offers a revenue participation plan that allows the Company to share with casino operators the aggregate win generated by the machines, with 20% going to the Company. Under this plan, the casino accumulates credits which may be applied to the purchase of the machines after a 90 day minimum evaluation period. As of December 31, 1997, the Company had 607 units with customers under participation arrangements.

  During 1997, three customers accounted for 27%, 12% and 12% of revenue. The Company expects a significant portion of its future sales to remain concentrated within a limited number of strategic customers. There can be no assurance that such customers will continue to account for a significant percentage of the Company's revenue in the future. The loss of any of such customers could have a material adverse effect on the Company's business and results of operations.

     COST OF SALES AND RELATED MANUFACTURING EXPENSES

     Cost of sales and related manufacturing expenses include direct costs of product sales; payroll and related costs for manufacturing personnel; overhead costs and depreciation of participation units. Cost of sales and related manufacturing expenses were $10,421,000 and $2,458,000 for the years ended December 31, 1997 and 1996, respectively, with no cost of sales or manufacturing expenses in the nine months ended December 31, 1995. In the year ended December 31, 1996 the Company was in the development stage, without revenue, and manufacturing expenses did not include direct costs of product sales.
Commencing with the Company's sales, manufacturing costs, as well as direct costs of product sales, relate to the corresponding revenue in the year ended December 31, 1997. As a result, the prior periods differ from, and may not be comparable to, current or future periods. Cost of sales and manufacturing expenses are expected to increase through 1998 as the Company increases sales of its product and expands its manufacturing capacity and infrastructure to produce its product in greater commercial quantities. In 1997, the Company began to realize manufacturing efficiencies from the tooling of certain of its hardware components and expects to achieve a further reduction in per unit manufacturing costs in future periods; however, aggregate fixed manufacturing costs are expected to increase as the Company's manufacturing volume increases.

     RESEARCH AND DEVELOPMENT

     Research and development ("R&D") expenses include payroll and related costs of employees engaged in ongoing design and development activities, fees to outside contractors, prototype development expenses, overhead costs, equipment depreciation and costs of supplies. To date, the Company has expensed all costs associated with the research, design and development of its product. R&D expenses were $9,283,000, $7,030,000 and $3,137,000 for the years ended December 31, 1997 and 1996, and for the nine months ended December 31, 1995, respectively. Increases over these periods have resulted from the incremental hiring of personnel, increased use of engineering consultants and license fees and similar costs associated with the acquisition of outside technologies. The Company believes that a significant level of R&D expense is required due to the technical nature of its product and the elaborate requirements of the game development process. Accordingly, the Company anticipates devoting substantial resources, including additional personnel, to R&D and that these costs are expected to increase in absolute dollars in future periods.

     SELLING, GENERAL AND ADMINISTRATIVE

     Selling, general and administrative ("SG&A") expenses include payroll and related costs for administrative and executive personnel, sales and marketing personnel, overhead costs, legal and associated costs, costs associated with obtaining corporate and product licenses in various jurisdictions and fees for professional services. SG&A expenses were $12,830,000, $5,045,000, and $922,000 for the years ended December 31, 1997 and 1996, and for the nine months ended December 31, 1995, respectively. Increases over these periods have resulted from the incremental hiring of personnel and expenses associated with applying for corporate and product licensing in various jurisdictions and costs associated with the establishment of sales and marketing organizations as the Company commenced commercial distribution of its initial product. SG&A expenses are expected to increase substantially in absolute dollars as the Company invests in increased sales- and marketing-related activities and in administrative personnel to support its growing infrastructure and comply with regulatory requirements.

     INTEREST INCOME AND EXPENSE

     Interest income was $1,238,000, $1,016,000 and $85,000 for the years ended December 31, 1997 and 1996, and for the nine months ended December 31, 1995, respectively. Increases over these periods were due to higher average cash and
investment balances held compared to prior years.   Interest expense was
$1,240,000 and $84,000 for the years ended December 31, 1997 and 1996, respectively, with no interest expense in the nine months ended December 31, 1995. Increases over these preiods were primarily due to interest and amortized debt costs recorded in the quarter ended December 31, 1997 for Senior Discount Notes (the "Notes") issued on September 30, 1997. Interest expense will increase in absolute dollars in future years due to the full year effect of interest expense related to the Notes and to potential costs of financing alternatives that the Company is exploring, which, if pursued, could result in further increases.

     INCOME TAXES

  The Company has not been required to pay income taxes due to its net operating losses in each period since inception. As of December 31, 1997, the Company had net operating loss carryforwards of approximately $40,800,000 and $24,900,000 for federal and state income tax purposes, respectively. These loss carryforwards will expire beginning in the year 2000, if not utilized. The Company also has R&D credit carryforwards of approximately $480,000 and $480,000 for federal and state purposes as of December 31, 1997, which expire beginning 2010. A valuation allowance has been recorded for any deferred tax assets due to uncertainties regarding the realization of these assets resulting from the lack of earnings history of the Company. The Tax Reform Act of 1986 and the California Act of 1987 impose restrictions on the utilization of net operating loss and tax credit carryforwards in the event of an "ownership change" as defined by the Internal Revenue Code. The Company's ability to utilize its net operating loss and tax credit carryforwards is subject to limitation pursuant to these restrictions. As of March 31, 1997, approximately $4 million of the Company's net operating loss carryforwards is subject to such limitation and was dependent on the Company's future profitability and the utilization of its net operating loss carryforwards over a period of time.

LIQUIDITY AND CAPITAL RESOURCES

     Cash, cash equivalents and short-term investments were $21,057,000 as of December 31, 1997, compared to $35,266,000 as of December 31, 1996. This decrease is primarily due to increases in cash used in operating activities as the Company ramped up manufacturing, marketing, and selling of its product, partially offset by decreases in cash used in investing activities and cash provided by financing activities.

     The Company's net cash used in operating activities was $29,909,000, $12,000,000 and $3,701,000 for the years ended December 31, 1997 and 1996, and for the nine months ended December 31, 1995, respectively. The increase from 1996 to 1997 was due to increases in the Company's net losses, partially offset by depreciation and amortization, and working capital. The change in working capital consists of increases in accounts receivable, inventory on hand, participation units, prepaid and other current assets, offset by increases in accounts payable, accrued liabilities, and deferred revenue. These changes are primarily due to the fact that the Company was ramping up operations and began selling its product in 1997, recording revenue from hardware and software license fees, accounts receivable, increased inventory on hand, and deferred
revenue.   The increase from 1995 to 1996 was due to increases in the Company's net losses from operations focused on the research, design and pre-production manufacturing expense related to the development of the Company's product, as well as the shortened fiscal year in 1995.

     Net cash used in investing activities was $3,077,000, $12,657,000 and $689,000 for the years ended December 31, 1997 and 1996, and for the nine months ended December 31, 1995, respectively. The decrease between 1996 and 1997 was primarily due to increases in the net proceeds from the purchase, sale and maturity of short-term investments, offset by increases in the acquisition of fixed assets, primarily computer equipment and software. The increase between 1995 and 1996 was primarily due to increases in the acquisition of fixed assets, primarily computer equipment and software, as well as increases in net cash used in the purchase, sale and maturity of short-tem investments.

     Net cash provided by financing activities was $23,755,000 for the year ended December 31, 1997, compared to $47,841,000 and $6,548,000 in 1996 and
1995, respectively. In 1997, the Company financed its operations primarily through proceeds of $25,000,000 from the issuance of the Notes plus detachable warrants. In 1996, the Company financed its operations with funds from its initial public offering, of which the Company received proceeds, net of underwriting discounts and offering expenses, of $32,855,000. In 1996 and 1995 the Company obtained financing from the private placements of Redeemable Convertible Preferred Stock and from shareholder loans which were subsequently converted to Redeemable Convertible Preferred Stock. The amounts raised from these private placements, net of issuance costs, was $22,943,000.

     On September 30, 1997 the Company completed the private placement of $30 million principal obligation Senior Discount Notes due September 30, 2002. Commencing January 1, 1999 the Notes bear interest at 12.5% per annum, payable semi-annually. The Company is required to redeem $5 million in principal on the fourth anniversary of the original issuance of the Notes. The Company is permitted to raise additional proceeds from debt or equity securities of up to $40 million before mandatory redemption of the Notes. The Notes are callable at the option of the Company at any time, with an initial redemption price of 83.3% of the aggregate amount, increasing to 100% over 16 months. In connection with the offering, purchasers of the Notes were also issued warrants to purchase 375,000 shares of the Company's Common Stock at a per share price of $15.4375. Such warrants, which expire five years from issuance, were ascribed a value of $3,082,000. The Company is required, after approval is received by the necessary gaming regulatory authorities, to register the Common Stock underlying the warrants with the Securities and Exchange Commission within nine months of the issuance date of the Notes. Gross proceeds to the Company before fees and other expenses were $25 million including the value ascribed to the warrants. The resulting debt discount of $8,082,000 is being accreted as an addition to interest expense over the term of the Notes using the effective interest method. Offering costs of $1,945,000 are included in other assets and are being amortized as an addition to interest expense over the term of the Notes.

     Working capital was $25,087,000 and $34,203,000 at December 31, 1997 and December 31, 1996, respectively. At December 31, 1997 the Company's principal sources of liquidity included cash and equivalents of $16,352,000 and $4,705,000 in short-term investments. The Company believes that its cash on hand will be sufficient to meet its anticipated cash needs for working capital, capital expenditures and business expansion until the Company is capable of generating
positive cash flow from operations.   However, there can be no assurances that
the Company will generate positive cash flow within the currently anticipated time frame. In the future, the Company expects to increase the cash used in operating activities in order to increase commercial production and distribution of its product, enhance manufacturing capabilities, expand sales and support operations, increase research and development activities and add administrative infrastructure.

     Cash flow from the Company's initial commercial sales has been negatively affected by the revenue participation plan that the Company is offering to its customers. This plan allows the Company to share with its customers the aggregate win generated by the machines, with 20% going to the Company. The customer accumulates credits which may be applied to the purchase of the machines. Although the Company expects that this plan will generate higher revenue per unit than conventional sales, the cash flow generated by sales under the plan occurs over an extended period, as the aggregate win per day is earned. The Company obtained financing in 1997 through the sale of the Notes to support the rollout of its product and the expansion of its operations. However, the Company's capital requirements will depend on many factors, including, but not limited to, the rate at which the Company can introduce its product, the market acceptance and competitive position of such product, the extent to which the customers choose the revenue participation plan, the response of competitors to the Company's product, and the ability of the Company to satisfy the licensing requirements in various jurisdictions applicable to the Company, its product, and in some jurisdictions, its officers, directors, employees or principal shareholders. In addition to the financing obtained in 1997, the Company may be required to seek additional financing before it achieves positive cash flow. In that event, no assurance can be given that additional financing will be available or that, if available, it will be available on terms acceptable to the Company or its shareholders. If adequate funds are not available to satisfy the Company's short-term or long-term capital requirements, the Company may be required to limit its operations significantly.

YEAR 2000 ISSUES

     The inability of computers and software programs to recognize and properly process data fields containing a two digit year is commonly know as the Year 2000 issue. As the year 2000 approaches, such computer systems may be unable to accurately process certain date-based information. This could result in system failures or miscalculations causing disruption of operations including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

     During 1997 the Company implemented an enterprise-wide management information system which supports all of the Company's major business applications including sales and customer service, manufacturing and distribution, and finance and accounting. Management has determined that the Year 2000 issue will not pose significant operational problems for its computer systems. As a result, any costs attributable to the purchase and implementation of new software will be capitalized and any other costs incurred in connection with Year 2000 compliance will be expensed as incurred.

     The Company is in the process of obtaining assurances from vendors that timely updates will be made available to ensure that all purchased software will be 2000 compliant. The Company is also in the process of initiating formal communications with all of its significant suppliers to determine the extent to which the Company is vulnerable to Year 2000 issues. However, there can be no guarantee that if the systems of other companies on which the Company's systems rely are not timely converted, or if another company fails to convert, this would not have a material adverse effect on the Company.

     The Company expects that any systems or application changes or upgrades connected with Year 2000 compliance will be completed before December 31, 1998. The Company plans on using both internal and external resources to replace and test software for Year 2000 compliance. The total cost to the Company of these Year 2000 compliance activities has not been and is not anticipated to be material to its financial position or results of operations in any given year. The total cost of Year 2000 compliance is not expected to exceed $500,000, the majority of which will be spent on the purchase and implementation of new software and upgrades. These costs and the date by which management expects to complete the Year 2000 compliance are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the availability of certain resources, third party product and modification programs and other factors. However there can be no assurance that these estimates will be achieved and actual results could differ materially from those anticipated.

RISK FACTORS

     UNCERTAIN MARKET ACCEPTANCE; RISK OF TECHNICAL ERRORS; SINGLE PRODUCT. To achieve commercial success, the Company's product must be accepted both by casino operators and gaming patrons. Because acceptance of the product by casino operators will ultimately depend on win per machine, the Company believes that its ultimate success will depend on player acceptance. The Company's first gaming platform, Odyssey, has only been installed in casinos for a limited period and the Company has only limited market studies and player data to support its belief that Odyssey will be accepted by slot players. There can be no assurance that Odyssey will be accepted by casino patrons. Initial player interest in the product may be affected by its novel design in addition to any inherent advantages it may have over competing platforms and may therefore not be indicative of the long-term success of Odyssey in the marketplace. Player preferences are highly subjective, vary substantially among geographic and demographic markets and are subject to unpredictable change. Because the Company's product offers features not found on traditional slot machines, it may not appeal to players for whom familiarity and predictability are important considerations.

     The Company sells its machines at prices that are substantially higher than the prices of most competing products. In light of these higher sale prices, coupled with the Company's status as a new and relatively small entrant in a market dominated by larger companies, Odyssey's success will require that it demonstrate superior, as opposed to merely comparable, win per machine when compared to traditional slot machines and other gaming platforms offered by more established competitors. Although a number of casinos have purchased or installed the Company's product, any additional purchases of the product by these casinos, or others that may conduct similar evaluations in the future, will be subject to the superior performance of the product on the casino floor.

     Odyssey was licensed in 1997 for manufacture, distribution and sale in Nevada, Missouri and Mississippi, and the Company commenced installing its machines on casino floors during the year. Because of the limited opportunity for the Company to test its gaming platform under long-term play conditions, there can be no assurance that a substantial technical difficulty with, or an undetected error in, the Company's software or hardware will not arise, possibly resulting in unanticipated costs, installation and production delays or delays in product licensing.

     The Company's success will depend on the success of a single product. Because sales of its slot machine and related software will comprise the Company's only source of revenue in the foreseeable future, any interruption in these sales due to a technical problem will prevent the Company from earning revenue unless and until the cause of such interruption can be remedied. As the Company moves into new jurisdictions, including potential international markets, the Company may be required to make certain modifications to its product to comply with local regulatory or market conditions. There can be no assurance that such modifications will be successful, or that these modifications will be performed in a timely or cost effective manner. Moreover, should Odyssey fail to win broad acceptance in the market, the Company's business, financial condition and results of operations would be materially and adversely affected, and investors would be exposed to the loss of all or a substantial portion of their investment.

     EXPECTATION OF LOSSES; NEGATIVE CASH FLOWS.   As of December 31, 1997, the
Company has had net losses since inception, and the Company expects to continue to incur substantial losses and negative cash flows at least through mid-1998. There can be no assurance that the Company will become profitable or cash flow positive at any time in the future. The likelihood of the success of the Company must be considered in light of the expenses, difficulties and complications that may affect the Company's ability to achieve profitable operations and the competitive and regulatory environment in which the Company must operate. To date, the Company's operations have focused primarily on product development, and the Company has had limited experience in the areas of manufacturing, sales, product distribution and customer support. Accordingly, it is not possible to estimate future operating expenses and revenue based upon historical operating performance. Operating results will depend, in part, on matters over which the Company has little or no control, including, without limitation, the ability of the Company to obtain the licenses necessary to conduct its business, competition, the actual number of orders for its product, gaming regulations and taxes.

     CAPITAL REQUIREMENTS. The Company obtained financing in September 1997 to fund its product rollout, expansion of operations and the adoption of its revenue sharing plan. The cash flow generated by sales under the revenue sharing plan is recognized over an extended period, as the aggregate win per day is earned, and therefore has an adverse effect on the Company's working capital compared to other pricing options. In addition to the financing obtained, the Company may be required to seek additional financing before it achieves positive cash flow. There can be no assurance that the Company will be able to obtain such financing, or that, if it is able to obtain such financing, it will be able to do so on satisfactory terms or on a timely basis. If additional funds are raised through the issuance of equity, convertible debt or similar securities, shareholders may experience substantial dilution, and such securities may have rights or preferences senior to those of Common Stock. Moreover, if adequate funds are not available to satisfy the Company's short-term or long-term capital requirements, the Company may be required to limit or discontinue its revenue sharing plan, scale back its product rollout, or limit its operations significantly. The Company's capital requirements will depend on many factors, including, but not limited to, the rate at which the Company introduces its product, the market acceptance and competitive position of such product, the extent to which the customers choose the revenue participation plan, the response of competitors to the product and the ability of the Company's management and its product to satisfy the corporate licensing and product licensing requirements in various jurisdictions.

     COMPETITION. The gaming machine industry is characterized by intense competition that is based on, among other things, a device's ability to generate win per machine through product appeal to players, and knowledge of customer requirements such as ease of use, quality of service, support and training, distribution, name recognition and price. In recent years, the gaming machine market has been dominated by International Game Technology ("IGT") which, according to industry sources, captured approximately 75% of the market in 1997. Because of its extensive market presence, distribution capacity, player acceptance and financial, technological and other resources, IGT represents formidable competition. Several other companies, including Bally Gaming International, Inc. ("Bally Gaming"), are established in, or are seeking to enter, the gaming machine business. Companies in historically unrelated industries, such as Sega Enterprises Ltd. ("Sega"), have technological resources that could offer them a competitive advantage in developing multimedia-based gaming machines. In general, the Company's existing competitors, as well as many potential new competitors, have significantly greater financial and technical resources than the Company, as well as more established customer bases and distribution channels, any of which could afford them a competitive advantage in developing multimedia-based gaming machines. Any success the Company might have may benefit existing competitors and induce new competitors to enter the market. If Odyssey displays a potential to capture a significant share of the gaming machine market, the Company's competitors can be expected to employ a variety of tactics to limit erosion of their market share, including price reductions, acceleration of new product development or acquisition of new, competitive technologies. In the face of such tactics, there can be no assurance that the Company will be a successful competitor in the gaming machine industry.

     MANAGEMENT OF GROWTH.   Execution of the Company's plan of operation will
require significant growth. The Company's current plans for growth will place a significant strain on the Company's financial, managerial and other resources. The Company's ability to manage its growth effectively will require it to continue to improve its operational, financial and management information systems and to attract, motivate and train key employees. Should the Company's executives be unable to manage growth effectively, the Company's business, operating results and financial condition would be materially and adversely affected.

     DEPENDENCE ON KEY PERSONNEL.   The operations of the Company depend to a
great extent on the management efforts of its officers and other key personnel and on the ability to attract new key personnel and retain existing key personnel. Competition is intense for highly skilled product development employees in particular. There can be no assurance that the Company will be successful in attracting and retaining such personnel or that it can avoid increased costs in order to do so. In addition, the Company's officers and key employees are not bound by noncompetition agreements that extend beyond their employment at the Company, and there can be no assurance that employees will not leave the Company or compete against the Company. The Company's failure to attract additional qualified employees or to retain the services of key personnel could have a material adverse effect on the Company's operating results and financial condition. The Company currently maintains a "key-man" life insurance policy in the amount of $3 million on the life of Andrew S. Pascal, the Company's Executive Vice President--Marketing and Game Development.

     LIMITED PROTECTION OF INTELLECTUAL PROPERTY RIGHTS; RISK OF LITIGATION. The Company regards its product as proprietary and relies primarily on a combination of patent, trademark, copyright and trade secret laws and employee and third-party nondisclosure agreements to protect its proprietary rights. Defense of intellectual property rights can be difficult and costly, and there can be no assurance that the Company will be able to effectively protect its technology from misappropriation by competitors. In addition, the protections offered by trademark, copyright and trade secret laws would not prevent a competitor from designing games having appearance and functionality that closely resemble the Company's games. At present, the Company's principal proprietary technology consists of its game authentication algorithm, which is designed to prevent tampering with the game software that is resident in its product, and its random number generator algorithm, which determines the outcome of each gaming proposition. While the Company believes that these algorithms are unique at present, there can be no assurance that a competitor of the Company will not succeed in developing an authentication algorithm or a random number generator algorithm that performs as well as, or better than, the Company's. Moreover, although the Company has applied for and received certain patents and trademarks for its intellectual property, there can be no assurance that such patents and trademarks will not be successfully challenged in subsequent litigation.

     As the number of software products in the industry increases and the functionality of these products further overlaps, software developers and publishers may increasingly become subject to infringement claims. The Company may also become subject to infringement claims, with or without merit, that are brought by competitors who are motivated by a desire to disrupt the Company's business. Although the Company is not currently aware of any claim that it is infringing upon any intellectual property rights, there can be no assurance that the Company will not face claims, with or without merit, in the future. Any such claims or litigation could be costly and could result in a diversion of management's attention, which could have a material adverse effect on the Company's business and financial condition. Any settlement of such claims or adverse determinations in such litigation could also have a material adverse effect on the Company's business, operating results and financial condition.

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

     LIMITED MANUFACTURING EXPERIENCE. In order for the Company to be successful, its product must be manufactured to meet high quality standards in commercial quantities at competitive prices. The Company has a limited history of manufacturing Odyssey for commercial distribution and has had no prior experience in large-scale manufacturing of gaming machines. The transition to large-scale manufacturing of Odyssey will involve various risks and uncertainties including unforeseen costs or assembly difficulties and the possibility that anticipated efficiencies or economies of scale will fail to materialize as the Company begins manufacturing in greater volumes. A failure by the Company to successfully manage this transition would have a material adverse affect on the Company's business, operating results or financial condition.

     DEPENDENCE ON SINGLE-SOURCE SUPPLIERS. The Company currently obtains a number of its system's components from single-source suppliers. In particular, the touchscreen and picture tube that comprise the video display are supplied by MicroTouch Systems, Inc. and Philips Display Components Company, respectively. The Company does not have long-term supply contracts with these suppliers but rather obtains these components on a purchase order basis. Although the design of these components is not unique or proprietary and the Company believes that it could identify alternative sources of supply, if necessary, there can be no assurance that the Company would be able to procure, substitute or produce such components without a significant interruption in its assembly process in the event that these single sources were unable to supply these components. Even where the Company has multiple sources of supply for a component, industry-wide component shortages, such as those that have occurred with various computer components, could significantly delay productivity, increase costs or both. The failure or delay by any supplier to furnish the Company with required components would have a material adverse effect on the Company's business, financial condition and results of operations.

     SLOWING IN TREND TO LEGALIZE GAMING.   Growth in demand for slot machines
historically has been driven by the opening of new casinos, including casinos in jurisdictions where gaming has recently been legalized. However, in recent years, the legalization of gaming in new jurisdictions has been significantly reduced; therefore, demand based on new openings will be largely limited to new projects in existing markets. Certain jurisdictions which currently permit gaming are contemplating legislation to limit, reduce, or eliminate gaming. If successful, such legislation could limit growth opportunities for the Company. As a result of these factors, there can be no assurance that the slot machine industry will sustain the rate of growth that was possible in the first half of this decade.

     REGULATORY APPROVAL.   The Company will be required to obtain and maintain
the necessary licenses, approvals, findings of suitability and product approvals in all jurisdictions in which it intends to distribute its product. The licensing and approval processes can involve extensive examination of the Company and its officers, directors, employees, principal shareholders and product and can require significant expenditures of time and resources by the Company. Distribution of gaming devices in U.S. gaming jurisdictions generally requires both corporate approval and product approval. The Company and certain of its subsidiaries have received the requisite corporate approvals in Nevada, Mississippi, Missouri and Colorado. The Company has also applied for corporate approval in New Jersey, Minnesota, Indiana, Illlinois and with certain native American Tribes in Mississippi and Louisiana, and intends to file for approval in other jurisdictions where its product can be sold legally. Odyssey was approved for sale in Nevada on March 20, 1997, and in Missouri and Mississippi on October 17, 1997 and December 18, 1997, respectively. The Company has also submitted Odyssey for testing in New Jersey and to Gaming Laboratories International, Inc. for various jurisdictions. There can be no assurance that Odyssey will be approved in any additional jurisdiction. The regulations relating to company and product licensing are subject to change, and other jurisdictions, including the federal government, may elect to regulate or tax gaming activities. The Company cannot predict the nature of any such changes or their impact on the Company. In addition to the initial product approval, the Company is required to submit all software and hardware modifications to the various regulatory laboratories. These modifications normally take between 30 and 45 days to process.

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

                            SILICON GAMING, INC.
                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                   DECEMBER 31,
                                                                                   -----------------------------------------
                                                                                            1997                 1996
----------------------------------------------------------------------------------------------------------------------------

                                      ASSETS

CURRENT ASSETS:
  Cash and equivalents.............................................................            $ 16,352             $ 25,583
  Short-term investments...........................................................               4,705                9,683
  Accounts receivable (net of allowances of $50 in 1997)...........................               4,930                   --
  Inventories......................................................................               6,335                  477
  Prepaids and other...............................................................               1,334                  812
                                                                                   -----------------------------------------
     Total current assets..........................................................              33,656               36,555
PROPERTY AND EQUIPMENT, NET........................................................               8,844                3,046
PARTICIPATION UNITS, NET...........................................................               4,825                   --
OTHER ASSETS, NET..................................................................               1,713                   45
                                                                                   -----------------------------------------
                                                                                               $ 49,038             $ 39,646
                                                                                   =========================================
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable.................................................................            $  3,151             $  1,158
  Accrued liabilities..............................................................               3,655                  987
  Deferred revenue.................................................................               1,478                   --
  Current portion of capital lease obligations.....................................                 285                  207
                                                                                   -----------------------------------------
     Total current liabilities.....................................................               8,569                2,352
DEFERRED RENT......................................................................                 335                  133
CAPITAL LEASE OBLIGATIONS..........................................................                 360                  645
SENIOR DISCOUNT NOTES ($30 million principal obligation)...........................              22,277                   --

REDEEMABLE CONVERTIBLE PREFERRED STOCK--6,884,473 shares
 authorized at December 31, 1997; shares outstanding: December 31, 1997--
  2,769,424; December 31, 1996--6,384,473..........................................               3,065                6,455


SHAREHOLDERS' EQUITY:
  Common Stock, $.001 par value; 50,000,000 shares authorized; shares outstanding: December 31, 1997-- 13,149,737; December 31, 1996--
    10,608,105.....................................................................              54,131               49,848
  Warrants.........................................................................               3,107                   25
  Notes receivable from shareholders...............................................                (207)                (221)
  Unrealized gain on investments...................................................                   1                   23
  Accumulated deficit..............................................................             (42,600)             (19,614)
                                                                                   -----------------------------------------
     Total shareholders' equity....................................................              14,432               30,061
                                                                                   -----------------------------------------
                                                                                               $ 49,038             $ 39,646
                                                                                   =========================================

                See Notes to Consolidated Financial Statements.

                              SILICON GAMING, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                YEAR             YEAR          NINE MONTHS
                                                ENDED            ENDED            ENDED
                                            DECEMBER 31,     DECEMBER 31,      DECEMBER 31,
                                                1997             1996             1995
-------------------------------------------------------------------------------------------
REVENUE:
  Hardware...............................         $ 7,636          $    --           $   --
  Software...............................             567               --               --
  Participation..........................           1,347               --               --
                                         --------------------------------------------------
  Total revenue                                     9,550               --               --

OPERATING EXPENSES:
  Cost of sales and related
    manufacturing expenses...............          10,421            2,458               --
  Research and development...............           9,283            7,030            3,137
  Selling, general and
    administrative.......................          12,830            5,045              922
                                         --------------------------------------------------
  Total costs and expenses                         32,534           14,533            4,059
                                         --------------------------------------------------
     Loss from operations................          22,984           14,533            4,059
  Interest income........................          (1,238)          (1,016)             (85)
        Interest expense.................           1,240               84               --
        Other (income) expense...........              --               33               --
                                         --------------------------------------------------
NET LOSS.................................         $22,986          $13,634           $3,974
                                         ==================================================

BASIC AND DILUTED NET LOSS PER SHARE                $2.16            $2.54            $2.34
                                         ==================================================

SHARES USED IN COMPUTATION                         10,666            5,364           $1,695
                                         ==================================================


                See Notes to Consolidated Financial Statements.

                              SILICON GAMING, INC.

         CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY )
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                  UNREALIZED
                                                                                     NOTES         GAIN ON
                                                 COMMON STOCK                      RECEIVABLE     AVAILABLE
                                             ----------------------                   FROM         FOR-SALE     ACCUMULATED
                                               SHARES      AMOUNT     WARRANTS    SHAREHOLDERS    SECURITIES      DEFICIT    TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
BALANCES, April 1, 1995                       2,000,000    $     3    $    --       $     --       $     --    $ (2,006)  $ (2,003)
Options exercised during the year for cash
 and notes receivable.                          716,222         77                       (75)             2
Common Stock and warrants issued to
 employees and vendors for services              21,767          4                                                               4
Warrants issued to vendors                                                 25                                                   25
Net loss.                                                                                                        (3,974)    (3,974)
                                            ---------------------------------------------------------------------------------------
BALANCES, December 31, 1995                   2,737,989    $    84    $    25       $    (75)      $     --      (5,980)    (5,946)
Options exercised for cash and notes
 Receivable                                     870,979        155                      (152)                                    3
Collection of notes receivable                                                             1                                     1
Repurchase of Common Stock and cancellation
 of notes receivable                            (39,780)        (5)                        5                                    --
Common Stock issued to vendors for
 Services                                        10,568         11                                                              11
Conversion of Redeemable Preferred Stock in
 conjunction with initial public offering     3,528,349     16,748                                                          16,748
Common Stock issued pursuant to initial
 public offering in July 1996, net of
 costs of $3,895                              3,500,000     32,855                                                          32,855
Unrealized gain on investments                                                                           23                     23
Net loss                                                                                                        (13,634)   (13,634)
                                             --------------------------------------------------------------------------------------
BALANCES, December 31, 1996                  10,608,105    $49,848    $    25       $   (221)      $     23   $ (19,614)  $ 30,061
Options exercised for cash                       49,083        200                                                             200
Collection of notes receivable                                                            14                                    14
Employee stock purchase plan issuances           99,894        696                                                             696
Repurchase of Common Stock                      (17,377)        (3)                                                             (3)
Conversion of  Series A1 Redeemable
 Preferred Stock                              1,219,032      1,371                                                           1,371
Conversion of  Series B1 Redeemable
 Preferred Stock                              1,191,000      2,019                                                           2,019
Warrants issued in conjunction with
 Senior Notes                                                           3,082                                                3,082
Unrealized loss on investments                                                                          (22)                   (22)
Net loss                                                                                                        (22,986)   (22,986)
                                             --------------------------------------------------------------------------------------
BALANCES, December 31, 1997                  13,149,737    $54,131     $3,107       $   (207)       $     1   $ (42,600)  $ 14,432
                                             ======================================================================================

                    See Notes to Consolidated Financial Statements.

                              SILICON GAMING, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                              YEAR ENDED          YEAR ENDED      NINE MONTHS ENDED
                                                          DECEMBER 31, 1997   DECEMBER 31, 1996   DECEMBER 31, 1995
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss...............................................          $(22,986)           $(13,634)            $(3,974)
 Reconciliation to net cash used in operating
  activities:
  Depreciation and amortization.........................              2,623                 668                 136
  Accretion of debt discount............................                359                  --                  --
  Deferred rent.........................................                202                 133                  --
  Common and Preferred Stock issued for services........                 --                 261                   4
  Accrued interest exchanged for Preferred
   Stock................................................                 --                  --                  10
 Loss on sale of property...............................                 --                  33                  --
  Changes in assets and liabilities:
   Accounts receivable..................................             (4,930)
   Inventory............................................             (5,858)               (477)
   Prepaids and other...................................               (133)               (520)               (264)
   Participation units..................................             (5,325)                 --                  --
   Accounts payable.....................................              1,993                 788                 296
   Deferred revenue.....................................              1,478                  --                  --
   Accrued liabilities..................................              2,668                 748                  91
                                                        -----------------------------------------------------------
    Net cash used in operating activities...............            (29,909)            (12,000)             (3,701)
                                                        -----------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Acquisition of property and equipment..................             (7,817)             (3,013)               (659)
 Proceeds from sale of assets...........................                 --                   7                  --
 Purchases of short-term investments....................             (6,725)            (14,310)                 --
 Sales and maturities of short-term investments.........             11,681               4,650                  --
 Other assets, net......................................               (216)                  9                 (30)
                                                        -----------------------------------------------------------
    Net cash used in investing activities...............             (3,077)            (12,657)               (689)
                                                        -----------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from debt financing and issuance of warrants,
     net of costs.......................................             23,055                  --                  --
 Sale of Common Stock, net of notes
  Receivable............................................                893              32,858                   2
 Sale of Redeemable Convertible Preferred Stock,
  net of issuance costs.................................                 --              14,457               5,457
 Collection of note receivable..........................                 14                   1                  12
 Proceeds from notes payable to shareholders............                 --                  --                 750
 Proceeds from sale/leaseback of property and
  equipment.............................................                 --                 667                 333
 Repayment of capital lease obligation..................               (207)               (142)                 (6)
                                                        -----------------------------------------------------------
    Net cash provided by financing
     activities.........................................             23,755              47,841               6,548
                                                        -----------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND
 EQUIVALENTS............................................             (9,231)             23,184               2,158
CASH AND EQUIVALENTS:
 Beginning of period....................................             25,583               2,399                 241
 End of period..........................................           $ 16,352            $ 25,583             $ 2,399
                                                        ===========================================================
SUPPLEMENTARY DISCLOSURES OF CASH
 FLOW INFORMATION--
 Cash paid during the period for interest...............           $    106            $     70             $    11
                                                        ===========================================================
NONCASH INVESTING AND FINANCING
 ACTIVITIES:
 Issuance of Common and Preferred Stock for
  notes receivable......................................           $     --            $    152             $    75
                                                        ===========================================================
 Cancellation of Preferred Stock and related
  Notes receivable......................................           $     --            $      5             $    12
                                                        ===========================================================
 Conversion of notes payable to shareholder to
  Preferred Stock.......................................           $     --            $     --             $ 2,050
                                                        ===========================================================
 Issuance of common warrants............................           $     --            $     --             $    25
                                                        ===========================================================
 Conversion of Preferred Stock to Common Stock..........           $  3,390            $ 16,748             $    --
                                                            ===========================================================

                See Notes to Consolidated Financial Statements.

                              SILICON GAMING, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

   Business--Silicon Gaming, Inc. (the "Company") was incorporated on July 27, 1993 to develop and market innovative gaming devices through the use of advanced multimedia and interactive technologies.

Through March 31, 1997, the Company was in the development stage and its financial statements were presented in accordance with Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises. During the quarter ended June 30, 1997, the Company generated revenue as it commenced commercial sale of its first product, Odyssey(TM), and emerged from the development stage.

   Fiscal Year End--Effective April 1, 1995, the Company changed its fiscal year end to December 31 from March 31. Accordingly, the period ended December 31, 1995 is a nine-month period.

   Consolidation--The consolidated financial statements include the Company and its wholly-owned subsidiaries after elimination of intercompany accounts and transactions.

   Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash Equivalents--The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

   Short-term Investments--Short-term investments represent debt securities which are stated at fair value. The difference between amortized cost (cost adjusted for amortization of premiums and accretion of discounts which are recognized as adjustments to interest income) and fair value representing the unrealized holding gains and losses are recorded as a separate component of shareholders' equity until realized. While the Company's intent is to hold debt securities to maturity, they are classified as available-for-sale securities because the sale of such securities may be required prior to maturity. Any gains or losses on the sale of debt securities are determined on a specific identification basis.

   Fair Value of Financial Instruments--The estimated fair value of the Company's financial instruments, which include cash equivalents, short-term investments, accounts receivable and Senior Discount Notes, approximate their carrying value.

   Inventories--Inventories consist of raw materials, work-in-process and finished goods and are stated at the lower of cost or market on a first-in, first-out basis.

   Property and Equipment--Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over
estimated useful lives of three to seven years.   Leasehold improvements are
amortized using the straight-line method over the shorter of the lease term or the asset's useful life.

   Participation Units--The Company places gaming machines in customer locations and receives a portion of the net win from each machine. Depreciation of units under such arrangements is the greater of the ratio that current gross revenue bears to total anticipated revenue for such unit or straight-line over three years.

   Revenue Recognition--Revenue from hardware units and non-renewable software licenses is recognized upon acceptance by the customer after completion of a trial period, or upon shipment of the hardware. Renewable software licenses are recognized ratably over the license period. Amounts due the Company under revenue participation plans with its customers are recognized as revenue is earned.

  Concentration of Credit Risk-- Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments, and trade accounts receivable. The Company invests only in high credit quality short-term debt. The Company performs ongoing credit evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary but generally requires no collateral. The Company maintains reserves for estimated potential credit losses. At December 31, 1997, two customers accounted for 32% and 21% of accounts receivable. For the year ended December 31, 1997, three customers accounted for 27%, 12%, and 12% of revenue.

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

  Income Taxes--The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires an asset and liability approach for financial reporting of income taxes.

  Stock-based Compensation--The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with APB No. 25
Accounting for Stock Issued to Employees, ("APB 25").   The Company adopted the
disclosure requirements of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, ("SFAS 123"), which require the disclosure of pro forma net income and earnings per share as if the Company adopted the fair value-based method in measuring compensation expense as of the beginning of fiscal 1995.

  Net Loss Per Share-- During the fourth quarter of 1997, the Company adopted Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128"), which replaces the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share and requires a dual presentation of basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing net income by the weighted average of common shares outstanding for the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue Common Stock were exercised or converted into Common Stock. Common share equivalents including stock options, warrants and Redeemable Convertible Preferred Stock have been excluded for all periods presented as their effect would be antidilutive. All net loss per share amounts for all periods have been presented and, where necessary, restated to conform to the SFAS 128 requirement.

  Recently Issued Accounting Standard-- In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from nonowner sources; and No. 131, Disclosures about Segments of an Enterprise and Related Information, which establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographic areas, and major customers. Adoption of these statements will not impact the Company's consolidated financial position, results of operations or cash flows. Both statements are effective for fiscal years beginning after December 15, 1997, with earlier application permitted.

  Reclassifications-- Certain prior year amounts have been reclassified to conform to the current year presentation.

2. SHORT-TERM INVESTMENTS

   Short-term investments consist of the following securities:

                                                          AMORTIZED     MARKET      UNREALIZED      UNREALIZED
DECEMBER 31, 1997:                                          COST         VALUE     HOLDING GAINS  HOLDING LOSSES
----------------------------------------------------------------------------------------------------------------
                                                                     (IN THOUSANDS)
Available-for-sale debt corporate securities...........       $4,704       $4,705             $2              $1
                                                       =========================================================
                                                          AMORTIZED     MARKET      UNREALIZED      UNREALIZED
DECEMBER 31, 1996:                                          COST         VALUE     HOLDING GAINS  HOLDING LOSSES
----------------------------------------------------------------------------------------------------------------
                                                                     (IN THOUSANDS)
                                                       --------------------------------------------------------
Available-for-sale debt corporate securities...........       $9,660       $9,683            $28             $5
                                                       ========================================================

Realized gains or losses on sales of available-for-sale securities for the year ended December 31, 1997 were not significant. The cost of securities sold is based on the specific identification method. Fair values are based on quoted market prices obtained from independent brokers. Available-for-sale investments have been classified as current assets as all maturities are within one year.

3. INVENTORIES

   Inventories are stated at the lower of cost (first-in, first-out) or market and consist of the following :

                                                                 DECEMBER 31,
                                                       ------------------------------
       (IN THOUSANDS)                                        1997           1996
-------------------------------------------------------------------------------------
        Raw materials..................................        $3,028           $ 307
        Work in process................................           468             170
        Finished goods.................................         2,839              --
                                                       ------------------------------
                                                                6,335           $ 477
                                                       ==============================

      Finished goods includes completed finished goods and units on trial.

4.   PROPERTY AND EQUIPMENT

     Property and equipment consists of:

                                                                  DECEMBER 31,
                                                       --------------------------------
 (IN THOUSANDS)                                               1997             1996
---------------------------------------------------------------------------------------
  Furniture, fixtures and office equipment  ..........        $ 1,375            $  485
  Computer equipment  ................................          7,158             2,450
  Manufacturing equipment  ...........................          1,969               581
  Leasehold improvements  ............................          1,140               156
  Construction in progress  ..........................             --               172
                                                       --------------------------------
                                                               11,642             3,844
  Accumulated depreciation and amortization  .........         (2,798)             (798)
                                                       --------------------------------
                                                              $ 8,844            $3,046
                                                       ================================

Included in property and equipment at December 31, 1997 and 1996 are assets leased under capital leases of $1,000,000 net of accumulated depreciation of $702,000 and $373,000 as of December 31, 1997 and 1996, respectively.

5.    PARTICIPATION UNITS

                                                                  DECEMBER 31,
                                                       ---------------------------------
(IN THOUSANDS)                                               1997             1996
----------------------------------------------------------------------------------------

  Machines at cost ...................................         $5,325              $  --
  Accumulated depreciation ...........................           (500)                --
                                                       ---------------------------------
                                                               $4,825              $  --
                                                       =================================

6.  ACCRUED LIABILITIES

    Accrued liabilities consists of:

                                                                DECEMBER 31,
                                                       -----------------------------
(In thousands)                                              1997           1996
------------------------------------------------------------------------------------

        Accrued compensation benefits..................       $1,330           $ 642
        Accrued interest expense.......................          672              --
        Other accrued liabilities......................        1,653             345
                                                       -----------------------------
                                                              $3,655           $ 987
                                                       =============================

7.  LEASES

   The Company leases its facilities under noncancellable operating lease agreements. The accompanying statements of operations reflect rent expense on a straight-line basis over the term of the leases. The difference between straight-line rent expense and actual cash payments is recorded as deferred rent.

In October 1995 the Company obtained a lease line of credit to acquire up to $1,000,000 of equipment under capital leases with a term of 48 months. The Company granted the leasing company a warrant to purchase 40,936 shares of Common Stock at a price of $1.71 per share; such warrant expires in the year 2002 and may be net-exercised by the holder. The estimated fair value of the warrant, $25,000, has been recorded as a deferred financing cost in other assets, and is being amortized over the term of the related leases. In December 1995 and during 1996, the Company entered into sale/leaseback arrangements under this lease line for equipment with an original cost of $333,000 and $667,000, respectively; no gains or losses were recorded on these transactions.

Future minimum operating and capital lease commitments at December 31, 1997 are as follows:

                                                                OPERATING     CAPITAL
                                                                  LEASES      LEASES
--------------------------------------------------------------------------------------
                                                                    (IN THOUSANDS)
   .....................................................
  1998  ................................................            $1,120        $336
  1999  ................................................             1,255         327
  2000  ................................................             1,236          56
  2001  ................................................             1,276          --
  2002  ................................................             1,311          --
  Thereafter  ..........................................             3,121          --
                                                              ------------------------
  Total minimum lease payments  ........................            $9,319         719
                                                              ============
  Amount representing interest  ........................                           (74)
                                                                           ------------
  Present value of lease payments  .....................                           645
  Current portion  .....................................                           285
                                                                           ------------
  Long-term portion  ...................................                          $360
                                                                           ============

Rent expense (including prorated common area maintenance charges and utilities) for the years ended December 31, 1997 and 1996 and for the nine-month period ended December 31, 1995 was $975,000, $469,000 and $58,000, respectively.

8.  SENIOR DISCOUNT NOTES

  On September 30, 1997, the Company completed the private placement of $30 million principal obligation Senior Discount Notes (the "Notes") due September 30, 2002. Commencing January 1, 1999 the Notes bear interest at 12.5% per annum, payable semi-annually. The Company is required to redeem $5 million in principal on the fourth anniversary of the original issuance of the Notes. The Company is permitted to raise additional proceeds from debt or equity securities of up to $40 million before mandatory redemption of the Notes. The Notes are callable at the option of the Company at any time, with an initial redemption
price of 83.3% of the aggregate amount, increasing to 100% over 16 months.   In
connection with the offering, purchasers of the Notes were also issued warrants to purchase 375,000 shares of the Company's Common Stock at a per share price of
$15.4375.   Such warrants, which expire five years from issuance, were ascribed a value of $3,082,000. The Company is required, after approval is received by the necessary gaming regulatory authorities, to register the Common Stock underlying the warrants with the Securities and Exchange Commission, within nine months of the issuance date of the Notes. Gross proceeds to the Company before fees and other expenses were $25 million, including the value ascribed to the warrants. The resulting discount of $8,082,000 is being accreted as an addition to interest expense over the term of the Notes using the effective interest method. Offering costs of $1,945,000 are included in other assets and are being amortized as an addition to interest expense over the term of the Notes. The Notes require the Company to comply with certain financial covenants and the Company was in compliance with all financial covenants at December 31, 1997.

9.  REDEEMABLE CONVERTIBLE PREFERRED STOCK

  At December 31, 1997, the Company had the following shares of Nonvoting Redeemable Convertible Preferred Stock outstanding:

                                                                                       AMOUNT, NET
                                                                        SHARES           OF NOTES
                                                                      OUTSTANDING       RECEIVABLE
----------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
Series A:
  Issued in 1994 at $.75 per share for cash and notes                    1,349,998          $    967
  Cancellation of shares and note in 1995                                  (16,667)               --
  Collection of notes receivable                                                --                12
  Conversion of notes payable at $.75 per share in 1995                  1,666,666             1,250
  Conversion of Series A to Series A1 in 1996                           (1,998,332)           (1,499)
  Conversion to 667,777 shares of Common Stock in 1996                  (1,001,665)             (730)
                                                                      -------------        -----------
                                                                                 --                 --
                                                                      -------------        -----------
Series A1:
  Conversion of Series A to Series A1 in 1996                            1,998,332             1,499
  Conversion to 1,219,032 shares of Common Stock in 1997                (1,828,549)           (1,371)
                                                                      -------------        -----------
                                                                           169,783               128
                                                                      -------------        -----------
Series B:
  Issued in 1995 at $1.14 per share for cash and
    accrued interest                                                     5,535,000             6,267
   Conversion of Series B to Series B1 in 1996                          (4,386,141)           (4,956)
   Conversion to 765,906 shares of Common Stock in 1996                 (1,148,859)           (1,311)
                                                                      -------------        -----------
                                                                                 --                 --
                                                                      -------------        -----------
Series B1:
  Conversion of Series B to Series B1 in 1996                             4,386,141             4,956
  Conversion to 1,191,000 shares of Common Stock in 1997                 (1,786,500)           (2,019)
                                                                      -------------        -----------
                                                                          2,569,641             2,937
                                                                      -------------        -----------
Series C:
  Issued in 1996 at $5.00 per share for cash                              1,600,000             7,500
  Issued in 1996 at $5.00 per share for cash and
   services                                                              1,542,000             6,960
  Conversion to 2,094,666 shares of Common Stock in 1996                (3,142,000)          (14,460)
                                                                      -------------        -----------
                                                                                --                --
                                                                      -------------        -----------
                                                                      --------------------------------
Total Balance, December 31, 1997                                         2,769,424          $  3,065
                                                                      ================================

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

Dividends may be declared at the discretion of the Board of Directors and are noncumulative. To the extent declared, dividends of $.075 per share for Series A1 and $.114 per share for Series B1 must be paid prior to any dividends on Common Stock. No dividends have been declared through December 31, 1997.

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

10.  COMMON STOCK

  During 1996, the Board of Directors adopted, and the shareholders approved, an amendment to the Articles of Incorporation to increase the number of authorized shares of Common Stock to 50,000,000. At December 31, 1997, Common Stock was reserved for issuance as follows:

------------------------------------------------------------------------------------------------
Conversion of outstanding Redeemable Convertible Preferred Stock                       1,846,282
Issuable under stock purchase warrants                                                   710,379
Stock Option Plans                                                                     2,024,605
1996 Employee Stock Purchase Plan                                                        200,106
                                                                                       ---------
                                                                                       4,781,372
                                                                                       =========

COMMON STOCK OFFERING

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

WARRANTS

During 1997, the Company issued warrants to purchase 375,000 shares of Common Stock at $15.4375 per share in conjunction with the issuance and sale of the Company's Senior Discount Notes (see Note 8). The warrants expire on September 30, 2002. During 1996 the Company issued warrants to certain financial advisors in connection with its Series C Redeemable Convertible Preferred Stock financing. These warrants are exercisable for 116,666 shares of Common Stock at an exercise price of $7.50 per share and expire in 2001. In connection with the initial public offering, the Company issued 5-year warrants to purchase an aggregate of 177,777 shares of Common Stock to other financial advisors at an exercise price of $12.60 per share. Warrants to purchase 40,936 shares of Common Stock at an exercise price of $1.71 were issued to a leasing company in 1995 in connection with a lease line of credit (See Note 7). The warrants expire in 2001.

STOCK OPTION PLANS

Under the 1994 Stock Option Plan (the "1994 Option Plan"), the Company may grant incentive or nonstatutory stock options up to 3,366,666 shares of Common Stock to employees, directors and consultants at prices not less than fair market value for incentive stock options and not less than 85% of fair market value for nonstatutory stock options. These options generally expire five to ten years from the date of grant. Options normally vest at a rate of 25% on the first anniversary of the grant date and 1/48 per month thereafter and may be exercised at any time, subject to the Company's right to repurchase unvested shares at the original exercise price upon termination. During the year ended December 31, 1996, employees exercised options in exchange for notes payable to the Company of $152,000. No employees exercised options in exchange for notes payable to the Company during the year ended December 31, 1997.

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

In 1997, the Board of Directors adopted the 1997 Nonstatuatory Stock Option Plan (the "1997 Option Plan"). Under this plan, the Company may grant nonstatutory stock options for up to 40,000 shares of Common Stock to employees and consultants at prices not less than 85% of fair market value on the effective date of the grant. These options generally expire ten years from the date of grant and are immediately exercisable.

The Company repriced options to purchase 1,013,202 shares to $9.125, the current market price on January 9, 1998. The repriced options will be treated as cancelled and regranted in 1998, however, they retain their original vesting terms.

Option activity under the 1994 Option Plan, Directors Plan, and 1997 Option Plan is as follows:

                                               NUMBER          WEIGHTED AVERAGE
                                                 OF                EXERCISE
                                               SHARES               PRICE
--------------------------------------------------------------------------------
Outstanding, March 31, 1995                         406,667               $ 0.11
Granted (weighted average fair value
 of $.04)                                         1,096,333                 0.13
Exercised                                          (716,222)                0.11
Cancelled                                           (61,111)                0.11
                                          --------------------------------------
Outstanding, December 31, 1995                      725,667                 0.14
Granted (weighted average fair value                                        5.34
 of $2.59)                                        1,020,063
Exercised                                          (870,979)                0.18
Cancelled                                           (39,348)                2.22
                                          --------------------------------------
Outstanding, December 31, 1996                      835,403                 6.35
Granted (weighted average fair value
 of $7.49)                                        1,150,385                15.02
Exercised                                           (49,083)                4.13
Cancelled                                           (39,529)               12.01
                                          --------------------------------------
Outstanding, December 31, 1997                    1,897,176                11.36
                                          ======================================

Additional information regarding options outstanding as of December 31, 1997, is as follows:

                                                     OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                                       ---------------------------------------------------------------------------
                                                          WEIGHTED
                                            NUMBER         AVERAGE       WEIGHTED        NUMBER        WEIGHTED
                                          OUTSTANDING     REMAINING       AVERAGE      EXERCISABLE      AVERAGE
                                             AS OF       CONTRACTUAL     EXERCISE         AS OF        EXERCISE
RANGE OF EXERCISE PRICES                   12/31/97      LIFE (YRS)        PRICE        12/31/97         PRICE
------------------------------------------------------------------------------------------------------------------
$    0.105   -  $    0.105                      20,333           7.32         $ 0.11         20,333         $ 0.11
$    0.165   -  $    1.500                     247,259           8.30           1.50        247,259           1.50
$    4.500   -  $    7.500                     243,507           8.46           5.67        243,507           5.67
$    8.750   -  $   12.250                     240,508           8.23          10.54        192,728          10.40
$    12.375 -   $   13.875                     318,735           9.55          13.44        318,375          13.44
$    14.000 -   $   14.375                     168,750           9.73          14.29        168,750          14.29
$    14.500 -   $   14.500                     260,000           9.29          14.50        260,000          14.50
$    14.625 -   $   17.375                     226,250           9.36          15.87        226,250          15.87
$    17.438 -   $   20.250                     171,834           9.19          18.66        149,334          18.64
------------------------------------------------------------------------------------------------------------------
$     0.105 -   $   20.250                   1,897,176           8.98         $11.36      1,826,896         $11.27
==================================================================================================================

At December 31, 1997, 32,829, 90,000, and 4,600 shares were available for future grants under the 1994 Option Plan, Directors Plan, and 1997 Option Plan respectively. At December 31, 1997, 538,850 shares exercised were subject to repurchase.

EMPLOYEE STOCK PURCHASE PLAN

In 1996, the Board of Directors adopted the 1996 Employee Stock Purchase Plan (the "Purchase Plan"). Under the Purchase Plan, eligible employees are permitted to purchase shares of Common Stock through salary withholding at a price equal to 85% of the lower of the market value of the stock at the beginning of the 24-month offering period or the end of each six-month purchase period, subject to certain limitations. At December 31, 1997, 99,894 shares had been issued under the Plan and 200,106 shares were reserved for further issuance. The weighted average fair value of those purchase rights granted in 1997 and 1996 was $3.52 and $2.66, respectively. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of one year for both years; expected interest rate of 6.2% and 5.4% for 1997 and 1996, respectively; expected volatility of 65% in 1997 and 39.2% subsequent to the initial public filing in July 1996; and no dividends during the expected term.

ADDITIONAL STOCK PLAN INFORMATION

As discussed in Note 1, the Company continues to account for its stock-based awards using the intrinsic value method in accordance with APB No. 25 and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements.

SFAS 123 requires the disclosure of pro forma net income and earnings per share had the Company adopted the fair value method as of the beginning of fiscal 1995. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of the minimum value method for all periods prior to the initial public offering, and subsequently through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's stock option calculations were made using the minimum and Black-Scholes option pricing models with the following weighted average assumptions: expected life, 12 months following vesting; stock volatility, 65% in 1997 and 39.2% subsequent to the initial public filing in July 1996; risk-free interest rates, 6.2% in 1997, 6.7% in 1996 and 6% in 1995; and no dividends during the expected term. The Company's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur. If the computed fair values of the stock-based awards (including awards under the Purchase Plan) had been amortized to expense over the vesting period of the awards, pro forma net loss would have been $26,815,000 ($2.51 per share) in 1997, $14,345,000
($2.68 per share) in

1996, and $3,982,000 ($2.35 per share) in 1995. However, because options vest over several years and grants prior to 1995 are excluded from these calculations, these amounts may not be representative of the impact on future years' earnings, assuming grants are made in those years.

11.  INCOME TAXES

  The Company has had losses since inception and therefore has not provided for income taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss and tax credit carryforwards. Significant components of the Company's deferred income tax assets as of December 31, 1997 and 1996 are as follows:

                                                                 DECEMBER 31,
                                                       ------------------------------
                                                             1997           1996
-------------------------------------------------------------------------------------
(IN THOUSANDS)
Net deferred tax assets:
  Net operating losses                                      $ 15,696          $ 7,009
  Research and development credits                               963              489
  Capitalized research and development costs                     480               87
  Accruals deductible in different periods                       881              364
  Depreciation and amortization                                 (415)             (88)
                                                       ------------------------------
                                                              17,605            7,861
Valuation allowance                                          (17,605)          (7,861)
                                                       ------------------------------
Total                                                       $     --          $    --
                                                       ==============================

Due to the uncertainty surrounding the realization of the benefits of its favorable tax attributes in future tax returns, the Company has fully reserved its net deferred tax assets as of December 31, 1997 and 1996, respectively.

At December 31, 1997, the Company had net operating loss carryforwards of approximately $40,800,000 and $24,900,000 for federal and state income tax purposes, respectively. These carryforwards begin to expire in 2000.

The Company also has research and development credit carryforwards of approximately $480,000 and $480,000 available to offset future federal and state income taxes, respectively, as of December 31, 1997. These carryforwards begin to expire in 2010.

The Tax Reform Act of 1986 and the California Act of 1987 impose restrictions on the utilization of net operating loss and tax credit carryforwards in the event of an "ownership change" as defined by the Internal Revenue Code. The Company's ability to utilize its net operating loss and tax credit carryforwards is subject to limitation pursuant to these restrictions. As of March 31, 1997, approximately $4 million of the Company's net operating loss carryforwards was subject to such limitation and is dependent on the Company's future profitability and the utilization of its net operating loss carryforwards over a period of time.

12.  SUBSEQUENT EVENTS

Certain holders of the Company's Series A1 and Series B1 Nonvoting Redeemable Convertible Preferred Stock ("Nonvoting Preferred") have notified the Company of their election to convert shares of Nonvoting Preferred to Common Stock. Each Share of Nonvoting Preferred is convertible into .6667 shares of Common Stock
upon 75 days' prior written notice.   Pursuant to these conversion notices,
400,000 shares of Common Stock were issued upon Conversion of shares of Nonvoting Preferred in January 1998 and 583,189 shares are to be issued in March 1998.

INDEPENDENT AUDITORS' REPORT
----------------------------

To the Board of Directors and Shareholders of Silicon Gaming, Inc.:

We have audited the accompanying consolidated balance sheets of Silicon Gaming, Inc. and subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of operations, shareholders' equity (deficiency) and cash flows for the nine months ended December 31, 1995 and the years ended December 31, 1996 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating theoverall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Silicon Gaming, Inc. and subsidiaries at December 31, 1996 and 1997, and the results of their operations and their cash flows for the periods stated above in conformity with generally accepted accounting principles.



Deloitte & Touche LLP
San Jose, California

January  27, 1998

UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL DATA

                                                                               THREE MONTHS ENDED
                                                       ---------------------------------------------------------------
                                                         MARCH 31    JUNE 30   SEPTEMBER 30   DECEMBER 31   TOTAL YEAR
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
----------------------------------------------------------------------------------------------------------------------
1997:
  SALES                                                        --    $ 1,665        $ 2,847       $ 5,038     $  9,550
  NET LOSS                                                $(4,662)   $(5,937)       $(6,344)      $(6,043)    $(22,986)

        BASIC AND DILUTED NET LOSS PER SHARE(1)             (0.48)     (0.58)         (0.58)        (0.51)       (2.16)
                                                       ===============================================================


                                                                               THREE MONTHS ENDED
                                                       ---------------------------------------------------------------
                                                         MARCH 31    JUNE 30   SEPTEMBER 30   DECEMBER 31   TOTAL YEAR
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
----------------------------------------------------------------------------------------------------------------------
1996:
      NET LOSS                                            $(2,336)   $(3,647)       $(3,705)      $(3,946)    $(13,634)

        BASIC AND DILUTED NET LOSS PER SHARE(1)             (1.01)     (1.60)         (0.52)        (0.41)       (2.54)
                                                       ===============================================================

(1) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the method used to determine the number of shares used in the computation of basic and diluted net loss per share. The amounts for 1996 have been restated to comply with Statement of Financial Accounting Standards No. 128 ("SFAS 128"). Net loss per share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding for the period.

SHAREHOLDERS' INFORMATION

                                                                            1997                          1996
-------------------------------------------------------------------------------------------------------------------
(FISCAL YEAR)                                                HIGH            LOW           HIGH            LOW
-------------------------------------------------------------------------------------------------------------------
FIRST QUARTER                                                  21 3/8         14 5/8             --             --
SECOND QUARTER                                                 17 3/4         11 3/4             --             --
THIRD QUARTER                                                  16 3/16        11 13/16        11              8 1/4
FOURTH QUARTER                                                 18 7/16        10 7/16         17 1/8          9 7/8
                                                       ============================================================

The preceding table sets forth the high and low closing sale prices as reported on the Nasdaq Stock Market since the Company's initial public offering completed in August 1996.